SUBARU

Annual Report 2006

For the year ended March 31, 2006


06018333


82-01132
Fuji Heavy Industries Inc.
RECEIVED
2006 NOV -6 P 3:
OFFICE OF INTERNATIONAL CORPORATE FINANCE
SUPPL

SIX CRUCIAL QUESTIONS

... Feel the Potential


PROCESSED
NOV 14 2006
THOMSON
FINANCIAL

PROFILE

Fuji Heavy Industries Ltd. (FHI) is a global manufacturer of transportation- and aerospace-related products and the maker of Subaru automobiles. FHI's roots go back to 1917, when Japan's first Aircraft Research Laboratory (later Nakajima Aircraft Co., Ltd.) was established, 14 years after the Wright Brothers' first successful flight of the Kitty Hawk flyer in 1903. While some of the world's automakers have their roots in the aircraft industry, FHI is the only automaker who continues to build aircraft today.

On July 15, 2003, the 50th anniversary of the Company's founding in 1953, FHI introduced the six-star ("mutsuraboshi") Subaru automobile emblem design as its new corporate symbol. The Company has been using this symbol to further fortify its brand image and awareness on a global basis.

CONTENTS

Disclaimer Regarding Forward-Looking Statements

Statements herein concerning plans and strategies, expectations or projections about the future, FHI's efforts with regard to various management issues, and other statements, except for historical facts, are forward-looking statements. These forward-looking statements are subject to uncertainties that could cause actual results to differ materially from those anticipated. These uncertainties include, but are not limited to, general economic conditions, demand for and prices of FHI's products, FHI's ability to continue to develop and market advanced products, raw material prices, and currency exchange rates. FHI disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise.

Performance Overview

	FY2003	FY2004	FY2005	FY2006	(Forecast) FY2007
					Billions of yen
Automotive Sales Volume (thousand units, non-consolidated)	555	553	601	589	598
Net Sales	1,372.3	1,439.5	1,446.5	1,476.4	1,550.0
Operating Income	67.5	50.3	42.0	58.3	50.0
Ordinary Income	58.5	56.6	43.6	46.8	50.0
Net Income	33.4	38.6	18.2	15.6	30.0
Capital Expenditures	64.6	74.6	85.3	56.2	93.0
Depreciation Expenses	48.8	53.2	51.1	57.5	60.5
R&D Expenses	60.1	57.5	53.0	46.9	54.0
Interest-bearing Debt	389.1	379.0	412.2	374.1	370.0
Exchange Rate (¥/$, non-consolidated)	124	116	108	112	110
ROE	8.3	8.9	3.9	3.3	—
ROA*	5.3	3.9	3.3	4.6	—
Total Assets	1,344.1	1,349.7	1,357.5	1,348.4	—
Shareholders' Equity	411.3	453.7	471.1	465.5	—

*ROA was calculated as "(operating income + interest and dividend income) / (average of assets at the beginning and end of term)"


LEGACY
OUTBACK

To the Stakeholders of Fuji Heavy Industries Ltd.



Ikuo Mori *Representative Director of the Board, President and CEO*

Taking the Helm as President

Having become president and CEO of FHI following approval at the annual meeting of shareholders and by the Board of Directors Meeting on June 27, 2006, I would like to take this opportunity to say a few words to our stakeholders. The year to March 2006, or fiscal 2006, was a major period of transition for FHI. We reviewed our five-year medium-term business plan, Fuji Dynamic Revolution-1 (FDR-1), unveiled a revised version, and strove to restore profitability by implementing urgent total cost reductions and other measures. At the same time, we terminated our alliance with General Motors Corporation (GM) and agreed to a new partnership with Toyota Motor Corporation. Presently, in the final year of the revised FDR-1 plan, we are putting the finishing touches on the work we have engaged in under the plan. Our previous president, Kyoji Takenaka, played a central role in formulating and carrying out the FDR-1 plan. Picking up where he left off, I intend to devote myself to charting a new course, transitioning from the establishment of an operating foundation to a focus on growth into the future.

Fiscal 2006 Review and Effects of the Revised FDR-1 Plan

Consolidated net sales in the year under review increased 2.1% over the previous year, to ¥1,476.4 billion, owing to an increase in overseas sales volume, sales from the Aerospace company and additional businesses other than Automobiles exceeding the previous year, and favorable exchange rates. We reported operating income of ¥58.3 billion, which represents an increase of 38.8% over the previous year. This was due in part to reducing material costs and administrative expenses and streamlining research and development (R&D). While we did register both increased sales and income, this outcome is nevertheless bittersweet since our core Subaru Automotive business did not really contribute to this result.

Under the revised FDR-1 plan, we worked to achieve five strategic goals aimed at rebuilding our operating foundation, while at the same time downwardly revising our performance targets for fiscal 2007. The first strategic goal was to implement urgent total cost reductions, and in fiscal 2006 we made respectable progress as evidenced by our operating income. With respect to restructuring product planning, we launched a new minicar model, Stella, on the market in June 2006, and will attempt to invigorate the Japanese market with new model entries.

And, starting in 2007, we plan to introduce Full Model Changed (FMC) vehicles (completely redesigned models) on an annual basis. For restructuring sales processes and networks, we did make steady progress in network development, but are only halfway there in terms of improving customer satisfaction. Finally, with respect to streamlining the corporate structure, we made substantial progress in shifting to structure supporting higher earnings in our three internal companies. Doing so, however, required us to make the agonizing decision of hastening the retirement of over 700 employees.

On the whole, our efforts under the revised FDR-1 plan delivered a certain level of results. With our goals going forward clear, we intend to accelerate initiatives under the new regime to propel us to our next stage of growth.

Issues and Initiatives Ahead of Our Next Medium-Term Business Plan

I will first explain the major issues that Subaru is currently facing.

The first involves our orientation to customers, which is a perpetual issue for Subaru. Over the past five years, the entire company engaged in work related to this issue, but looking back, I am forced to conclude that our efforts did not deliver adequate results. I have the sense that our FDR-1 plan did not fully change our corporate culture that for many has believed that if we make a good product it will certainly sell. For Subaru, making good products is not enough; we must be oriented more to our customers, and unfortunately, as of the present, we are still not where we should be. We must first raise customer satisfaction in every phase—product development, manufacturing, sales and services—which will consequently lead to sales of new cars. It is essential for us to build a customer-centered value chain, so it is incumbent upon all of Subaru, including executives, to change its way of thinking.

We started by identifying three issues. The first is to achieve the targets of the revised FDR-1 plan. The second is to clarify the substance of our alliance with Toyota and make it a success. And the third is to formulate a new medium-term business plan for our growth in the next fiscal year and beyond.

Finishing Up the Final Year of the FDR-1 Plan

Our most important agendas for the final year of the FDR-1 plan are to continue to strengthen our Total Cost Structure Revolution (TSR), work to improve the efficiency of R&D costs and administrative expenditures, and raise our overall cost competitiveness. On the sales side, we will further rationalize dealer management in Japan by merging some dealerships starting April 2006 and allocate the resulting resources to bolstering our sales force in order to improve sales productivity. In the U.S., we are working to strengthen our dealerships by launching the Site Control program involving direct investment in dealer facilities by Subaru of America, Inc. (SOA), our U.S. marketing & distributing subsidiary. Through these initiatives, we plan to reform our sales structure into a high-quality operation directed at customer satisfaction.


OVERVIEW OF FDR-1 (Billions of yen)
2003
1,372.3
555,421 (units)
67.5
2004
1,439.5
553,013 (units)
50.3
2005
1,446.5
600,577 (units)
42.0
2006
1,476.4
589,237 (units)
58.3
2007
(Forecast)
1,550.0
598,000 (units)
50.0
Actual Unit Sales
Net Sales
Operating Income

Alliance with Toyota

Next, through our alliance with Toyota Motor Corporation, we intend to absorb Toyota's sophisticated expertise, improve Subaru's productivity and enhance our product strength by producing Toyota vehicles, and share technologies at Subaru of Indiana Automotive, Inc. (SIA), our U.S. production subsidiary. We hope to build a robust, long-standing relationship with Toyota by enhancing synergies in areas other than production and development as well, and continuing to deepen the trust between the two companies.

Formulating Our Next Medium-Term Business Plan

Along with steadily carrying out the aforementioned two major agendas to shore up the company's management base, we will also formulate our next medium-term business plan for FHI going forward, a task that I personally consider a major undertaking. FHI urgently needs to develop a system for aggressively developing unique Subaru products that reflect the wishes of customers and for delivering high-quality, cost-competitive products to the market in a timely manner. Bolstering our overall sales capabilities both in Japan and overseas is also a pressing issue. So along with raising efficiency, we intend to create a plan for making necessary investment in dealer infrastructure and devote effort to personnel-related issues, including improving the quality of customer service. In doing so, we will seek to realize a high-quality brand of sales and service that engenders true customer satisfaction.

Conclusion

Along with engaging in the business activities outlined above, we will proactively carry out activities to fulfill our social responsibilities as a corporation, including environmental conservation and compliance-related initiatives, and will seek to be an attractive company with a strong market presence—a company that is trusted by shareholders, customers, and all other stakeholders. By focusing our efforts on brand development and marketing rooted in orientation to our customers, we will take our first steps toward a new stage of growth. I hope that you share in our expectations for the potential of Subaru going forward.



Ikuo Mori
Representative Director of the Board, President and CEO





Ikuo Mo
Representative Director of the Boa
President and C

Feel the Potentia

Takao Tsuchiya
Representative Director of the Board,
Senior Executive Vice President



Hiroshi Komatsu
Representative Director of the Board,
Senior Executive Vice President

FHI will move forward under a new management team to formulate a new medium-term business plan that will maximize potential and usher in a new stage of growth for Subaru. The company's new president, Ikuo Mori, will leverage experience gained from being in charge of sales divisions both in Japan and overseas to establish a competitive brand and enhance marketing as well as affluent experiences in production control both in apan and the USA. Takao Tsuchiya, who is responsible for ngineering and quality, and Hiroshi Komatsu, who heads up rocurement and manufacturing, will assist President Mori as pecialists in their respective areas. Kyoji Takenaka, in his role s a director of the board and senior corporate advisor to the ompany, will function like an outside director and provide ipport for the new management from a stakeholder's point of ew. With this management team in place, FHI intends to ome out ahead of the competition around the world.





Feel the Potential

BRAND AND MARKETING

[BRAND]

What are the *strengths of the Subaru brand* that are capable of generating value for customers and the company?

PRODUCT PORTFOLIO


2006
2007~
Stella
B9 Tribeca (Europe, Australia)
Legacy (Japan, Europe, Australia)
FMC
B9 Tribeca (Japan)
Legacy (United States)
FMC
New model

FMC/New Model   Major Face-Lift

ANSWER

Subaru has products capable of earning the strong support of customers—namely, the Legacy, Impreza and Forester. However, when looked at from a long-term perspective, the Subaru brand as it currently stands does not always adequately deliver high levels of customer satisfaction. In the pursuit of high quality, we have been scrupulous about manufacturing and have made repeated efforts over many years to raise our technical capabilities. Our efforts, though, have not incorporated the customer's perspective as robustly as they should.

In order to draw up a new growth strategy for Subaru, we have to re-establish the brand from the customer's perspective. This means we have to start with imagining the type of customer who wants to buy our cars, then offer products, prices, quality and service that are suited to that customer. We will make this perspective the basis of the Subaru brand.

In addition, due to the lackluster recognition of our brand in markets overseas, it is important that we have a strategy for raising recognition in each region. In the U.S., a key market, we will work to convert to a brand image that suggests a highly refined balance of environmental considerations and performance. We have already started to carry out a strategy leveraging high-value-added models, introducing the turbo-charged Legacy, for example. With regard to raising brand recognition, competing at the World Rally Championship has been extremely helpful to promote the strength of our brand in Europe in particular and regions where we're new market entrants. What is important is that we grasp the orientation of customers in each region and devise a strategy for each market.

Brand building is the never-ending task for a company. Raising the value of our brand involves steadfastly improving certain functional and design characteristics of our cars. Subaru has the ability to create appealing products. We just have to know where to aim—what features to improve for what type of customer. Going forward, we will attempt to understand the needs of our customers, first by actually listening to their opinions, then by quantitatively assessing that information and incorporating it into our products. Stella, which was unveiled this year, truly represents a step in this direction. A car that is fun for both the driver and passengers—this is one of the new images we want to become associated with Subaru cars.

Furthermore, another important agenda will be to fuse values connected with the environment and fuel economy. Once this value has been established, we will add an intrinsic appeal, meet customer expectations and deliver excitement—this is our ideal for Subaru cars and the direction of the next incarnation of the Subaru brand.

[MARKETING]

What are your *strategies and agendas for marketing*, which holds the key to growth and profitability?

ANSWER

Under the FDR-1 medium-term business plan, FHI has worked to shore up its sales capabilities for each region, raising the quality of the sales network and upping the number of dealers in the U.S., and improving the profitability of dealers in Japan. However, while our major aim was a substantial increase in sales volume, this was not associated with improved sales quality, and as a result we were not able to achieve our volume targets and had to make a series of downward revisions.

The issue remains then of what to do in order to improve the quality of sales. A hint can be found in our success in the Australian market. Marketing activities have been developed around an appeal to the quality of our crossover models and high-performance models. Subaru is perceived as a premium Japanese brand and has captured a fixed share of the market. Moreover, we have not resorted to gimmicks to further raise our market share, but rather have limited the number of dealers and carefully managed the volume of inventory made available to them. This has proven successful in maintaining the premium image associated with the brand. In Japan and the U.S., on the other hand, the fact that we were not able to fully implement this strategy is a source of regret, but going forward we plan to thoroughly carry out a strategy of improving not only volume but also sales quality.

Looking at our plans on a region-by-region basis, in the U.S. market, the key location for Subaru's turnaround, there is still considerable potential that has yet to be tapped. Our strategy for the U.S. market differs depending on the state. In northern states, where the brand is recognized, we will work to shift the image associated with the brand from practical to performance. Also, in major urban areas where brand awareness is not adequately developed, including in the West, Midwest, and South, U.S. subsidiary Subaru of America will promote our Site Control program, which invests in dealerships and consigns operations to publicly recruited managers, in an effort to upgrade the quality of our sales network. For the Japanese market, which is in the process of maturation, we will emphasize customer relationships and carry out activities that prioritize profitability by developing more detail-oriented services.

In the European market, which stands as the third pillar of our operations, we are currently enjoying volume growth. We plan to further increase sales volume by introducing models equipped with horizontally opposed diesel engines, as well as develop new markets. In Russia and China, where Subaru's high brand value is recognized, we will implement a marketing strategy that leverages the features of Subaru cars, namely, driving pleasure and safety.

We firmly believe that we can return the company to profitability by fully understanding the expectations customers have for the brand in each market and by building a value chain around their needs.

AUTOMOBILE SALES BY REGION (Thousands of units)


2002
2003
2004
2005
2006
0
100
200
300
400
500
Japan
U.S.
Europe
Australia
Others


[TECHNOLOGY]

How does *Subaru's technology development* currently stand and what will its direction be going forward?

ANSWER

There are basically two directions available for producing automobiles. The first is a product-oriented approach in which the manufacturer proposes products to the customer; the second is a market-oriented approach whereby products the customer wants are produced. Truly outstanding products fuse these two approaches at a very high level. Subaru needs to side more with the market-centered approach than it has in the past to produce highly unique cars—with Boxer engines and symmetrical all-wheel drive as their core technologies—that are based on a customer-first approach, but does not sacrifice Subaru's distinctive characteristics.

With regard to technology, there will be several important issues related to car development going forward. Envisioning a flagship model for the future that will support the company's growth, there are major changes in demand currently taking place in the U.S., the model's would-be target market. An SUV, for example, would have good fuel economy and a spacious cabin while maintaining appropriate exterior dimensions. As evidenced by demand for good fuel economy, the road ahead for technology development will be characterized by considerable focus being placed on the environment. FHI will also develop its technologies in this direction.

With respect to the development of new environmental technologies, we will put priority on development that further cleans the exhaust gases of Boxer turbo-charged engines and work to accommodate mounting demand for clean exhaust in European, American and Japanese markets. In Europe, diesel engines are the mainstream, so Subaru is also developing a Boxer diesel engine. Already, we have completed the R&D phase and have entered the final stages before moving to commercial production. A general weak point of diesel engines is their substantial vibration, but this vibration is ameliorated by the superior balance and rigidity inherent in Boxer engine configuration. The engine is expected to successfully harness such advantage. We think that the U.S. is a potential market for the engine in the future, not only Europe.

In the area of eco-cars, we have worked for some time on the development of hybrid vehicle systems, but the large costs involved in mass production have proved problematic. We plan to stake out a positive direction for these efforts through our alliance with Toyota. Electric cars, the most extreme type of eco-cars, require the development of efficient batteries that can be recharged in a short period of time. Using dozens of the R1e that we developed ourselves, we are currently involved in testing an electric car system for commercial use in the Tokyo area, in partnership with Tokyo Electric Power Co., Inc (TEPCO).

In this way Subaru will leverage the technological capacities it has accumulated over many years, starting with Boxer engines, to work to develop new technologies, while firmly rooted in the customer's perspective and values and with an eye on the future of the automobile.

At the same time, our Aerospace company, the early heritage of FHI, will work toward a full-fledged recovery in profitability and further polish its technological capabilities to try to raise its sales to over ¥100.0 billion and operating margin to over 8%. With respect to commercial-sector customers, we have added a new project to our existing Boeing business, the Boeing 787, for which we have succeeded in developing center wing made of carbon fiber reinforced plastics and started on structural assembly ahead of the rest of the worldwide suppliers. In the business jet segment, we will soon start production on the wings for the Eclipse 500 jet by incorporating production technologies from our Automotive Business Unit. The jet as a whole will be mass-produced in groundbreaking fashion in the aircraft industry. For the Japan Defense Agency, we started deliveries of the wings for the next-generation Maritime Patrol Aircraft and Cargo Transport Aircraft (PX/CX). The wings represent the largest wings ever developed in Japan. In addition, in March 2006 we have successfully made first delivery of the AH-64D Apache Longbow, which will serve as the next generation of air power for the Japan Ground Self-Defense Force. The Aerospace company will strive for further growth by taking on the challenge of new businesses such as these.

[COST CONTROL]

What progress have you made in your *total cost reduction* policy and in otherwise controlling costs?

TSR (Reduction Ratio %)

Japan


0
-5
-10
-15
-20
-25
-30
Target : -10.0%
Actual : -10.56%
Target : -16.0%
CSR-1
TSR
Post TSR
(FY)
2003
2004
2005
2006
2007
◆ CSR-1* Target
● CSR-1 Actual
▲ TSR** Target
● TSR Actual

*CSR-1—Cost Structure Revolution-1 **TSR—Total Cost Structure Revolution

United States (SIA*)


0
-5
-10
-15
-20
-25
-30
Target : -3.0%
Actual : -3.17%
Target : -13.5%
CSR-1
TSR
Post TSR
(CY)
2004
2005
2006
2007
◆ CSR-1 Target
● CSR-1 Actual
▲ TSR Target
● TSR Actual

*SIA—Subaru of Indiana Automotive, Inc.

ANSWER

The Total Cost Structure Revolution (TSR) program, which is laid out in the revised FDR-1 plan, is proceeding almost exactly according to schedule. Specifically, we have made progress in the initial year of the program toward achieving our targets of reducing direct materials costs by 16% in Japan and by 13.5% in the U.S. over a period of two years. We have already reduced manufacturing costs more than targeted, so on the whole we think we will be able to achieve our profit estimates.

However, the high prices of raw materials have been beyond our expectations. Prices for precious metals in particular have spiked incredibly high, prices for oil and nonferrous metals have also surged, and these increases are starting to have a major impact. The business climate is such that it is difficult to pass on the costs by raising product prices, and the current price spikes for raw materials have approached a level that makes them impossible to fully absorb through cost-cutting initiatives. In terms of countermeasures, we are doing everything we possibly can, including expediting development aimed at extricating ourselves from dependence on precious metals and initiatives to reduce amounts used. We intend to progressively implement these changes with the development of new car models.

In developing new models, it will be essential for us to totally revolutionize our cost structure. We have spent too much on development in the past and from the customer's vantage point, some of those costs were not necessary. We must first make changes at this stage. Efforts to reduce costs after implementing production are extremely inefficient, so we will make achieving cost targets before production begins a fundamental goal. Another issue as a manufacturer is that no matter how inexpensive the car, we must proceed with development in a way that is commensurate with its cost structure. This is actually the biggest challenge facing Subaru. We must devise a cost structure that allows technologies to be developed in line with costs and finished products to be provided at appropriate prices. We believe that once we accomplish this it will be possible to develop a flagship model to shoulder the company's next generation.

Another issue is the overall excessive capital investment made by suppliers with a connection to Subaru. Up until now, new model development has involved Subaru taking the lead without any regard for the facilities of suppliers. Moving forward, though, we must further strengthen collaboration with suppliers and carry out total cost reductions not merely by pushing for low prices but by increasing common parts among the models, striking a balance between existing and new product development, and taking other actions together.

Automobile development is now entering a transition period. We must limit the areas we invest in and rethink the relationship between development and cost from a long-term perspective, which will guide us in making decisions regarding which suppliers to use and what type of group to form.


SUBARU
PIRELLI
MOTUL
STI Performance
STI

Feel the Potential

BUSINESS ALLIANCE AND NEXT GENERATION


MOTUL
PIRELLI
STI





[BUSINESS ALLIANCE]

What role does the *alliance with Toyota* play in Subaru's growth strategy?

ANSWER

The auto industry must face both global markets and individual customers. Naturally, competition is fierce. A number of challenges are also emerging in the industry that are too difficult for a single company to handle, like environmental performance, fuel economy and safety. It is indispensable for Subaru to have a strategy for alliances with other companies. Our tie-up with GM was based on this policy. After ending this partnership the policy did not change, and we entered an alliance with Toyota. Subaru and Toyota are quite similar in terms of our orientation toward manufacturing products with value and the passion with which we do it. We are convinced that we can learn a great deal from Toyota that can be used to bolster our business while further advancing our own technologies.

Preparations are under way for starting production in the spring of 2007 of the Camry at SIA, our North American production site. This consignment production is an extremely bold undertaking for both companies. Plans call for launching production at an unprecedented pace for both companies and installing Toyota's cutting-edge manufacturing technologies. This holds significant meaning for Subaru in that it will serve to upgrade our production technologies. Technical collaboration in various fields is also under way, such as engineering cooperation in developing Toyota vehicles by FHI and leveraging Toyota's system in developing Subaru's hybrid system. Receiving access to Toyota's state-of-the-art technology, which has a strong reputation around the world, will generate substantial value for us. From 2008, the benefits of this alliance should begin to take shape.

Of course this opportunity also presents Subaru with issues that we must overcome. The alliance with Toyota will surely play a major part in changing the corporate culture of Subaru. Most importantly, we should not only build a solid operating foundation through this alliance, but better clarify Subaru's identity and try harder to meet the needs of our customers.

Looking at the alliance from a medium- to long-term perspective, cooperation with Toyota will invigorate the corporate culture of FHI. Secondly, in terms of concrete synergies, the alliance will lead to the construction of efficient development systems, maximize our cost competitiveness, strengthen sales and otherwise improve corporate activities across the board. These improvements will in turn enhance our brand strength, pivoting on Subaru, helping maximize the corporate value of FHI.


GM
157,262,925 shares
(20.1%)
Sell FHI Shares
TOYOTA
68,000,000 shares (8.7%)
Sell FHI Shares
Dissolve strategic alliance
Business Collaboration
Tokyo Stock Exchange
Share buyback
SUBARU
62,504,000 shares
(8.0%)
Progress in Alliance with Toyota
■ SIA production of Toyota Camry for North America
• Commencement around spring of 2007
• Annual production capacity of approx. 100,000 units
• Capital investment of approx. $230 million
■ FHI development of Toyota vehicles
• Secondment of around 100 FHI engineers to Toyota
• Possibility of joint product development and mutual improvement of technological development capabilities over the medium and long terms
■ Hybrid System
• Development of FHI hybrid cars based on Toyota Hybrid System

[NEXT GENERATION]

How do you plan to develop human resources capable of shouldering *the next generation* and winning on the global market?



Left : Ikuo Mori
Representative Director of the Board, President and CEO

Right : Kyoji Takenaka
Director of the Board, Senior Corporate Advisor

ANSWER

The personnel required by the automobile market, where change and competition will only increase, are talented individuals with a global outlook. Our management team is already staffed with some fairly young talent and many are gaining experience overseas. One of the issues we face is how to harness the strengths of our personnel to meet the challenge of global competition.

Another important consideration is the extent to which our various staff members have a viewpoint and awareness that is oriented toward the customer's needs. We actually think that our awareness is lacking in this regard, in development, sales and everywhere else. To put it another way, it seems as though Subaru's traditional corporate culture, which is marked by a belief that if we make a good car it will definitely sell, still has an impact on development, marketing, sales and every other aspect of the company. A change in awareness is essential.

Accumulating experience is another important issue. We have made the experience we have gained since the inception of the auto industry the sustenance of our growth. While we have the high level of expertise and experience for development necessities, when considering today's cars and society, frontline skills and experience that draw on these capacities become even more meaningful. In order to solve the problems we face one at a time and usher the company into the future, we need personnel who have the ability to frame problems accurately and the practical skill to come up with real solutions. Our basic, concrete method for developing human resources to this end is on-the-job training. We must also consider an approach that returns to fundamentals in order to provide a variety of experiences that serve to foster an incisive intuitive sense grounded in experience.

Our human resources development now stands at a turning point. The present marks a period of transition from a seniority-based to a more performance-based system. FHI too must selectively foster talented employees who demonstrate ability. Developing personnel in a way that leverages the respective orientations of administrative positions and specialized positions is an urgent requirement, as is the development of specialists who will manage the company for the coming generation. These are important issues directly tied to Subaru's chances of coming out ahead on the global marketplace.

Management

(As of June 27, 2006)




6.
7.
8.
5.
3.
1.
2.
4.

Ikuo Mori — 1
Representative Director of the Board, President and CEO

Takao Tsuchiya — 2
Representative Director of the Board, Senior Executive Vice President

Hiroshi Komatsu — 3
Representative Director of the Board, Senior Executive Vice President

Shunsuke Takagi — 4
Representative Director of the Board, Executive Vice President

Norihisa Matsuo — 5
Director of the Board, Executive Vice President

Hiroyuki Oikawa — 6
Director of the Board, Executive Vice President

Kazushige Okuhara — 7
Director of the Board, Executive Vice President

Kyoji Takenaka — 8
Director of the Board, Senior Corporate Advisor

Representative Director of the Board, President and CEO

Ikuo Mori

Representative Directors of the Board, Senior Executive Vice Presidents

Takao Tsuchiya
Hiroshi Komatsu

Representative Director of the Board, Executive Vice President

Shunsuke Takagi

Directors of the Board, Executive Vice Presidents

Hiroyuki Oikawa
Norihisa Matsuo
Kazushige Okuhara

Director of the Board, Senior Corporate Advisor

Kyoji Takenaka

Executive Vice Presidents

Shoichi Washizu
Masatsugu Nagato

Senior Vice Presidents

Kunio Ishigami
Jun Kondo
Takashi Ishihara
Shizuhiro Okazaki
Tsunenori Hoshi
Ichiro Kudo

Vice Presidents

Yoichi Serizawa
Kazuyoshi Shimizu
Yoshio Hasunuma
Naoto Muto
Yasuyuki Yoshinaga
Tamaki Kamogawa
Masakazu Kimura
Akira Mabuchi
Tomohiko Ikeda
Takeshi Tachimori
Hisashi Nagano
Mitsuru Takahashi

Standing Corporate Auditors

Takeo Tsumuji
Masatake Yashiro
Yoji Ishimaru

Corporate Auditor

Morihiko Tashiro

INTERNAL CONTROL SYSTEMS

On May 9, 2006, the Board of Directors, pursuant to Article 362 of Japanese Corporate Law, established fundamental guidelines regarding systems of internal control. Among other points, these guidelines stipulate systems for ensuring that directors execute their duties in accordance with the law and the Company's own Articles of Incorporation, as well as systems required to ensure all of the Company's operations are properly conducted as a joint-stock company (*kabushiki kaisha*). FHI further contributes to the readiness of these systems of internal control through an active compliance system and organization—the most fundamental element of risk management. In terms of compliance, the Company has announced a compliance policy and set up a Compliance Committee dedicated to promoting compliance company-wide. To enhance Group compliance, FHI has also extended the "Compliance Hotline System" to some Group subsidiaries in Japan since April 2006.

ENVIRONMENTAL MANAGEMENT

Based on its Voluntary Plan for the Environment, the "FHI Environmental Conservation Program," FHI is undertaking activities aimed at reducing the burden on the environment at every stage of business—from product development to procurement, production, use and disposal.

With the most recent five-year plan ending in fiscal 2007, FHI has formulated its fourth New Voluntary Plan for the Environment that will run from fiscal 2008 through fiscal 2012. Along with the pursuit of consistently higher environmental conservation targets, the plan incorporates steps for a more precise environmental response with respect to relevant laws and regulations and industry affiliations. For FHI, the goal is to make contributions to society on this front that surpasses its previous efforts to date. Moreover, this new voluntary plan will guide the environmental actions not only of FHI, but also of all Group companies. As the Subaru Group, these companies will strive to achieve continuous improvements as they positively address a host of environmental challenges. Details of the Group's environmental activities can be found in its "2006 Environmental and Social Reports".

Financial Section

CONTENTS

and minicars, for which the introduction of new models is scheduled. Inventory in the U.S., however, increased 8.7 thousand units year on year to 59.6 thousand units largely as a result of greater inventory of the B9 Tribeca and the Forester.

FHI reported operating income of ¥51.6 billion, which constitutes an increase of ¥10.6 billion, or 25.9%, over the previous fiscal year. The increase was the result of reducing the cost of materials, cutting SG&A and other expenses, and efficiently streamlining R&D cost, among other factors.

Automobile Inventory (1,000 units)


60
40
20
0

	2002	2003	2004	2005	2006
Japan	33.5	22.9	28.4	24.5	18.5
United States	41.2	44.7	48.1	51.2	59.6

Consolidated Automobile Sales (Number of units)

	2006	2005	2004	2003	2002
Japan					
Legacy	**50,619**	56,977	65,907	47,130	55,850
Impreza	**26,911**	25,194	21,200	24,077	23,416
Forester	**17,405**	17,709	18,988	24,426	21,745
Others	**2,747**	4,138	5,000	7,031	6,627
Minicars	**132,483**	150,021	134,446	142,861	156,619
Subtotal	**230,165**	254,039	245,541	245,525	264,257
Export Units					
United States	**193,562**	193,917	189,633	192,389	191,381
Canada	**16,384**	16,506	16,154	17,699	15,632
Europe	**64,724**	60,517	53,578	41,325	32,373
Australia	**36,506**	35,414	30,685	29,455	26,923
Others	**30,034**	21,241	15,652	14,051	12,675
Subtotal	**341,210**	327,595	305,702	294,919	278,984
Legacy	**132,236**	150,987	128,994	—	—
Impreza	**72,790**	66,670	72,729	—	—
Forester	**104,059**	95,173	98,941	—	—
B9 Tribeca	**24,187**	—	—	—	—
Others	**7,938**	14,765	5,038	—	—
CKD* Overseas	**0**	0	2,800	1,500	3,288
Total	**571,375**	581,634	554,043	541,944	546,529
SIA Consignment Production	**0**	13,150	25,239	—	—

* CKD: Complete Knocked Down

Non-Consolidated Automobile Sales by Model (Number of units)

	2006	2005	2004	2003	2002
Domestic Units:					
Legacy	**57,013**	59,843	73,676	49,179	59,209
Impreza	**30,063**	27,437	22,263	25,471	24,899
Forester	**19,256**	19,457	20,097	25,389	22,922
Others	**0**	1,397	2,479	4,174	4,244
Subtotal	**106,332**	108,134	118,515	104,213	111,274
Minicars	**138,398**	164,624	143,502	147,712	167,265
Total	**244,730**	272,758	262,017	251,925	278,539
Export Units:					
Legacy	**42,809**	44,101	33,865	21,421	24,727
Impreza	**75,935**	69,946	67,349	75,354	75,700
Forester	**104,425**	90,131	99,463	99,145	72,629
Others	**1,538**	8,324	161	—	—
Subtotal	**224,707**	212,502	200,838	195,920	173,056
Minicars	**16**	—	—	—	22
Total	**224,723**	212,502	200,838	195,920	173,078
CKD Overseas	**119,784**	115,317	90,158	107,576	104,234
(SIA Portion)	**119,784**	115,317	87,358	106,076	100,946
U.S. Retail Sales*:					
Legacy	**87,788**	89,453	79,839	85,359	95,291
Impreza	**33,637**	32,209	36,525	38,226	35,612
Forester	**53,541**	58,424	59,761	53,922	55,041
Baja	**6,239**	7,316	10,694	2,513	—
B9 Tribeca	**14,797**	—	—	—	—
Total	**196,002**	187,402	186,819	180,020	185,944
U.S. Production Units*:					
Legacy	**91,510**	105,550	96,993	102,813	103,010
B9 Tribeca	**27,481**	—	—	—	—

* U.S. Retail Sales and U.S. Production Units are the aggregate figures for the calendar year from January through December.

Domestic Sales Units by Model (Number of units)


300,000
200,000
100,000
0
2002
2003
2004
2005
2006
Total
278,539
251,925
262,017
272,758
244,730
Legacy
Impreza
Forester
Others
Minicars

Export Units by Model (Number of units)


300,000
200,000
100,000
0
2002
2003
2004
2005
2006
Total
173,078
195,920
200,838
212,502
224,723
Legacy
Impreza
Forester
Others
Minicars
CKD Overseas

Change in Units Sold by Model (Comparison of units sold in fiscal 2006 and fiscal 2005)

Domestic (Non-consolidated) (Number of units)


10,000
0
-10,000
-20,000
-30,000

	Total	Legacy	Impreza	Forester	Traviq	Minicars
Change	-28,028	-2,830	2,626	-201	-1,397	-26,226

Export Units (Non-consolidated) (Number of units)


15,000
10,000
5,000
0
-5,000
-10,000

	Total	Legacy	Impreza	Forester	Others
Change	12,221	-1,292	5,989	14,294	-6,786

U.S. Retail Sales (Number of units)


15,000
10,000
5,000
0
-5,000
-10,000

	Total	Legacy	Impreza	Forester	Baja	B9 Tribeca
Change	8,600	-1,665	1,428	-4,883	-1,077	14,797

Consolidated Automobile Sales (1,000 units)

2002	2003	2004	2005	2006
543.2	540.4	551.2	581.6	**571.4**

Industrial Products Division

Total sales of the Industrial Products division increased ¥5.6 billion, or 12.0% over the previous fiscal year, to set a record high at ¥52.4 billion. Sales in Japan rose compared to the previous fiscal year thanks to increased sales volume for pump engines and generator engines, while overseas the mainstay EX series of gasoline engines, which feature environmentally-conscious high performance, garnered a strong reception.

Operating income was up ¥1.2 billion, or 140.0%, to ¥2.0 billion.

Aerospace Division

Total sales of the Aerospace division jumped ¥22.4 billion, or 37.6%, over the previous year to notch a record high at ¥81.8 billion, owing in large part to the contribution of major new projects. Specifically, FHI delivered the AH-64D attack helicopter to the Japan Defense Agency along with a prototype of the next-generation, fixed-wing Maritime Patrol Aircraft and Cargo Transport Aircraft (PX/CX), and also commenced shipment of new unmanned Flying Forward Reconnaissance System. For the commercial sector, there was an increase in deliveries of existing products to Boeing; production began on the main wing of

the Eclipse 500, a light business jet; and sales started in conjunction with the development of the 787 next-generation passenger aircraft.

Operating income, which came in at ¥0.2 billion the previous fiscal year, recorded a substantial increase, rising by ¥2.6 billion, to ¥2.8 billion.

Other Businesses

Sales in this segment decreased ¥7.7 billion, or 37.1% compared to the previous fiscal year, to ¥13.0 billion. Sales dropped substantially in connection with domestic subsidiary Yusoki Kogyo K.K. terminating certain business operations, which more than offset higher year-on-year unit sales of the Fuji Mighty sanitation trucks in the Eco Technologies Company.

The division posted operating income of ¥1.2 billion for the year, an improvement of ¥1.8 billion compared to the previous term's ¥0.6 billion operating loss.

Net Sales by Division (Excluding intersegment sales)

					Billions of yen
	2006	2005	2004	2003	2002
Automobiles	**¥1,329.2**	¥1,319.6	¥1,316.9	¥1,229.8	¥1,219.7
Industrial Products	**52.4**	46.8	42.2	41.5	39.4
Aerospace	**81.8**	59.4	56.6	63.0	66.2
Other	**13.0**	20.6	23.6	37.9	37.0
Total	**¥1,476.4**	¥1,446.5	¥1,439.4	¥1,372.3	¥1,362.4

Operating Income (Loss) by Division

					Billions of yen
	2006	2005	2004	2003	2002
Automobiles	**¥51.6**	¥40.9	¥52.1	¥67.3	¥85.6
Industrial Products	**2.0**	0.8	(0.2)	(0.8)	(0.2)
Aerospace	**2.8**	0.2	(0.3)	3.3	7.4
Other	**1.2**	(0.6)	(1.4)	(3.1)	(4.2)
Corporate and Elimination	**0.7**	0.6	0.3	0.8	(0.0)
Total	**¥58.3**	¥42.0	¥50.3	¥67.5	¥88.4

Operating Income (Loss) by Division (Billions of yen)


100
80
60
40
20
0
−20
2002
2003
2004
2005
2006
Total
88.4
67.5
50.3
42.0
58.3
Automobiles
Industrial Products
Aerospace
Other

Cost of Sales, Expenses and Operating Income

The cost of sales rose ¥17.6 billion, or 1.6% compared to the previous fiscal year, to ¥1,125.3 billion, and the cost of sales ratio improved 0.4 percentage point to 76.2%. Improvement in the cost of sales ratio for the term was the result of reducing the net cost of materials by ¥12.8 billion, as cost-cutting initiatives more than made up for the surge in parts prices (caused by sharp increases in raw material prices), which adversely affected income by some ¥11 billion. Operating income increased ¥16.3 billion, or 38.8%, to ¥58.3 billion. Positive factors included a ¥6.1 billion reduction in R&D expenditure from utilizing common platforms and otherwise improving efficiency; an ¥8.6 billion decline in SG&A and other expenses from cutting fixed manufacturing costs; and currency gains of ¥13.2 billion resulting from the weak value of the yen against the U.S. dollar, Canadian dollar and Euro. A lower sales volume and deterioration in the model mix in Japan combined with increased costs for complying with environment and safety regulations overseas to put downward pressure on operating income in the amount of ¥24.4 billion.

Net other income (expenses) decreased ¥8.7 billion, or 41.6% compared to the previous year, to a loss of ¥29.7 billion. While FHI stated a ¥3.0 billion gain on sale of securities, net, it was more than offset by foreign exchange losses, loss on revaluation of derivatives, and ¥8.0 billion in additional retirement payments associated with conducting a voluntary retirement program. Other factors included a loss of ¥7.1 billion from loss on termination of development projects with Saab Automobile as a result of dissolution of the strategic alliance with GM and discontinuing development of Supply Chain Management systems for internal business processes, and an impairment loss on property,

Analysis of Increases and Decreases in Operating Income (Consolidated) (Billions of yen)


42.0
12.8
6.1
8.6
13.2
−24.4
Amortization of consolidation adjustments
3.3
58.3
Operating income FYE March 2005
Reduction in cost of materials
Decrease of R&D Expenses
Decrease of SG&A expenses and others
Gain on currency exchange
Deterioration of sales volume & mixture and others
Operating income FYE March 2006

Total assets, Shareholders' equity and Equity ratio (Billions of yen)


1,600
1,200
800
400
0
40
30
20
10
0

	2002	2003	2004	2005	2006
Total assets [left scale]	1,270	1,344	1,350	1,357	1,348
Shareholders' equity [left scale]	396	411	454	471	466
Ratio of shareholders' equity to total assets (%) [right scale]	31.2	30.6	33.6	34.7	34.5

ROE and ROA (%)


10
8
6
4
2
0

	2002	2003	2004	2005	2006
ROE	8.0	8.3	8.9	3.9	3.3
ROA	7.5	5.3	3.9	3.3	4.6

ROA was calculated as "(operating income + interest and dividend income) / (average of assets at the beginning and end of term)"

plant and equipment of ¥4.1 billion. Income before income taxes and minority interest rose ¥7.6 billion, or 36.1%, to ¥28.7 billion. Because of an increase in income taxes, however, net income for the term declined ¥2.6 billion, or 14.4%, to ¥15.6 billion.

Liquidity and Financing

Securing Liquidity

FHI manages cash and cash equivalents with a view to maintaining a level equivalent to average monthly sales.

Cash and cash equivalents at the end of the year totaled ¥112.4 billion. While this amount is less than average monthly sales for the term (¥123.0 billion), the difference is due to limiting assets in order to improve asset turnover and using cash to fund for the FHI share buyback in October 2005. Liquidity is covered by a commitment line of credit. Cash and cash equivalents, combined with the amount of credit available, is sufficient to secure liquidity at the level of average monthly sales.

FHI targets a debt/equity ratio of one or less when managing its interest-bearing debts. Interest-bearing debts at the end of the year totaled ¥374.1 billion, a year-on-year decrease of ¥38.1 billion. The debt/equity ratio improved 0.07 point to 0.80, as FHI maintained a sound financial position.

FHI plans to reduce interest-bearing debts 20% by the end of fiscal 2008, from fiscal 2005's total of ¥412.2 billion.

Financial Position

Total assets decreased ¥9.1 billion, or 0.7% compared to the previous fiscal year, to ¥1,348.4 billion. An increase caused by the weak value of the yen on currency markets is factored into the change in total assets for the term, but when excluding the impact of exchange rates, assets were effectively reduced by around ¥50 billion. Total current assets were ¥619.2 billion, down ¥29.9 billion, or 4.6%, from the previous year. Major factors causing this change included using marketable securities to fund the FHI share buyback.

Property, plant and equipment rose ¥12.2 billion, or 2.3%, to ¥556.0 billion, a change primarily attributable to currency gains due to a weak yen.

Investments and other assets totaled ¥173.2 billion, an increase of ¥8.6 billion, or 5.2%, over the previous year that was largely due to application of the equity method for some existed affiliates and an increase in investment securities.

Total liabilities edged down ¥2.2 billion, or 0.3%, to ¥880.6 billion. While there was an increase from exchange rate differences, interest-bearing debts dropped ¥38.1 billion, or 9.2%, to ¥374.1 billion as a result of redeeming corporate bonds and repaying commercial paper.

Total shareholders' equity declined ¥5.6 billion, or 1.2%, to ¥465.5 billion. This change is primarily attributable to FHI share buyback when dissolving the alliance with GM, which resulted in treasury stock increasing ¥39.3 billion over the previous fiscal year, to ¥41.5 billion. FHI plans to hold the acquired treasury stock and not to cancel it for the immediate future in order to provide for the flexible implementation of its capital policy.

As a result of the above, return on equity (ROE) at the end of year was 3.3%, a 0.6 percentage point decrease compared to the previous fiscal year. Return on assets (ROA), which factors in operating income and interest and dividend income, improved by a substantial 1.3 percentage points, to 4.6%.

Cash Flows

Cash flows from operating activities increased ¥80.2 billion, to ¥137.5 billion, which resulted from an increase in income before income taxes and minority interest, a rise in depreciation and amortization expenses, and improved working capital owing to a decrease in notes and accounts receivable, trade and an increase in notes and accounts payable, trade.

Cash flows from investing activities declined ¥14.0 billion year on year, to ¥75.8 billion. There was ¥29.4 billion in proceeds from the withdrawal of restricted collateral cash recorded in the previous fiscal year included in Other, net item that was not stated in the year under review, which had a negative impact on cash flow, but these were outweighed by positive factors that included a decline in purchases of property, plant and equipment and an increase in collection of loans receivable.

Interest-Bearing Debt Balance and D/E Ratio (Billions of yen)


500
400
300
200
100
0
1.0
0.8
0.6
0.4
0.2
0.0

	2002	2003	2004	2005	2006
Interest-bearing debt [left scale]	396.7	389.1	379.0	412.2	374.1
D/E ratio [right scale]	1.00	0.95	0.84	0.87	0.80

As a result, free cash flow, which was negative ¥32.4 billion in fiscal 2005, improved by ¥94.1 billion, to positive ¥61.7 billion.

Cash flows from financing activities totaled negative ¥88.9 billion, which represents an increase in outlays of ¥115.1 billion due to free cash flow being allocated to reducing interest-bearing debts and share buyback in conjunction with ending the capital alliance with GM.

In addition to the above, exchange rate changes produced a positive impact of ¥7.9 billion. Cash and cash equivalents decreased ¥19.3 billion during the term, to total ¥112.4 billion at the end of the year.

Capital Expenditures

Capital expenditures declined ¥29.1 billion, or 34.1% over the previous fiscal year, to ¥56.2 billion owing to the fact that there were no outlays associated with SIA's leased facilities as were stated last year. Depreciation increased ¥6.4 billion, or 12.5%, to ¥57.5 billion largely because depreciation began on facilities involved in the launch of the Legacy and B9 Tribeca at SIA.

Research and Development Expenses

Research and development expenses at FHI as a whole decreased ¥6.1 billion, or 11.5%, to ¥46.9 billion, mainly as a result of promoting the digitalization of automobile development and improving the efficiency of crash testing by utilizing common platforms.

Outlook

While the Japanese economy is likely to remain strong owing to recoveries in consumer spending and capital investment, it is unlikely that there will be substantial growth in domestic automobile demand. The U.S. economy also has much cause for concern, in terms of exchange rates and interest rates going forward and because oil and raw material prices are predicted to continue to rise. Accordingly, operating conditions surrounding FHI in the fiscal year 2007, ending March 31, 2007, are difficult to forecast.

Given this situation, FHI anticipates global sales volume for automobiles in fiscal 2007 to be 610.8 thousand units, which would represent an increase of 39.4 thousand units, or 6.9%, over the fiscal year under review. The increase will be driven largely by higher sales volume in Japan. Although increases are projected for the Legacy, for which a major face lift is scheduled, and the Forester, the number of passenger vehicles sold in Japan is expected to edge down by 0.8 thousand in reaction to the strong performance of the Impreza through the previous fiscal year. Unit sales of minicars in Japan are forecast to rise by 34.1 thousand, however, as the new car effect of introduction of the brand-new Stella overcomes decreases in the Pleo, R2 and R1. As a result, sales volume in Japan is projected to increase 33.4 thousand units, or 14.5%, to 263.5 thousand units. Overseas sales volume is expected to increase 6.1 thousand units, or 1.8%, to 347.3 thousand units on the back of a strong performance by the Impreza in the U.S.

Capital Expenditures/Depreciation Expenses (Billions of yen)


100
75
50
25
0

	2002	2003	2004	2005	2006
Capital Expenditures	70.6	64.6	74.6	85.3	56.2
Depreciation Expenses	45.0	48.8	53.2	51.1	57.5

Research and Development Expenses (Billions of yen)


60
40
20
0

	2002	2003	2004	2005	2006
R&D Expenses	54.9	60.1	57.5	53.0	46.9

Net sales in fiscal 2007 are forecast to increase ¥73.6 billion, or 5.0%, to ¥1,550.0 billion as a result of increased sales volume and other factors. Operating income is projected to finish at ¥50.0 billion, which would constitute a decline of ¥8.3 billion, or 14.2%, over fiscal 2006. While an improved sales mixture and cost reduction of materials will help generate income, fixed manufacturing costs, SG&A expenses, and R&D expenditure are projected to rise along with the price of raw materials. Net income is forecast to increase ¥14.4 billion, or 92.2%, to ¥30.0 billion. These forecasts are premised on an exchange rate for sales (non-consolidated) of ¥110 to the U.S. dollar.

Forecast for Global Automobile Sales (1,000 units)

	2007	2006	Change
Japan			
Passenger cars	96.9	97.7	-0.8
Minicars	166.6	132.5	34.1
Subtotal	263.5	230.2	33.4
Overseas			
U.S.	202.6	193.6	9.0
Canada	17.6	16.4	1.3
Europe	65.3	64.7	0.6
Australia	36.9	36.5	0.3
Other	24.8	30.0	-5.2
Subtotal	347.3	341.2	6.1
Total	610.8	571.4	39.4

Principal Risks

Business risks faced by FHI with the potential to have a significant impact on investor decisions are as follows. These are not an exhaustive list, so for more details please see FHI's website at http://ir.fhi.co.jp/english/finance/fr.html.

Currency Fluctuations

FHI's operating income for the year increased compared to the previous fiscal year, but one factor was the substantial impact of currency fluctuations. Overseas sales account for a majority (59.1%) of FHI's net sales, and some items associated with net sales, operating income, assets, etc. are denominated in local currencies, primarily the U.S. dollar. These items are converted to the Japanese yen for preparation of the consolidated financial statements. Accordingly, if there is a discrepancy between the exchange rate assumed for forecasts for the coming year and the actual exchange rate at closing, there is a chance that it will have a negative impact on FHI's results and financial position if the yen is relatively strong, or a positive impact if the yen is relatively weak.

In order to minimize currency exchange risk, FHI performs hedge operations with forward exchange contracts depending on the conditions prevailing. However, extreme currency fluctuations at the end of the term may impact gains or losses on the revaluation of derivatives and may substantially affect other income (expenses).

Purchase of Specific Raw Materials and Parts

FHI procures raw materials, parts and other products from a large number of suppliers, and is at times dependent on certain suppliers. If supply and demand conditions tighten and FHI is unable to procure these goods at stable costs, delivery and quality, it could substantially affect the FHI Group's operating results and financial position.

Legal Regulations Pertaining to the Environment and Other Areas

FHI is subject to a variety of legal regulations both in Japan and overseas on emissions, energy conservation, noise, recycling, levels of discharge of pollutants from manufacturing plants, and automobile safety, etc. Cost increases resulting from more stringent regulations in the future have the potential to affect the FHI Group's financial results.

Consolidated Balance Sheets

FUJI HEAVY INDUSTRIES LTD. AND CONSOLIDATED SUBSIDIARIES
As of March 31, 2006 and 2005

ASSETS	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars (Note 1) 2006
Current assets:			
Cash and time deposits (Note 4)	¥ 65,524	¥ 40,742	$ 557,793
Marketable securities (Notes 4 and 5)	37,444	87,003	318,754
Notes and accounts receivable, trade (Note 9)	104,972	116,278	893,607
Allowance for doubtful accounts	(2,163)	(1,259)	(18,413)
Inventories (Note 6)	216,396	175,087	1,842,138
Short-term loans (Note 4)	118,414	128,202	1,008,036
Deferred tax assets (Note 12)	32,992	34,859	280,855
Other current assets	45,604	68,158	388,218
Total current assets	619,183	649,070	5,270,988
Property, plant and equipment (Notes 7, 8 and 9)	1,245,642	1,174,358	10,603,916
Less — accumulated depreciation	(689,669)	(630,632)	(5,871,022)
Net property, plant and equipment	555,973	543,726	4,732,894
Investments and other assets:			
Investment securities (Note 5)	69,963	65,323	595,582
Investments in non-consolidated subsidiaries and affiliated companies	11,532	6,970	98,170
Long-term loans	8,141	5,976	69,303
Goodwill	18,928	16,961	161,130
Intangibles, net	19,283	26,250	164,153
Deferred tax assets (Note 12)	23,612	24,481	201,004
Other assets (Note 9)	24,133	21,453	205,439
Allowance for devaluation of investments	—	(41)	—
Allowance for doubtful accounts	(2,348)	(2,710)	(19,988)
Total investments and other assets	173,244	164,663	1,474,793
Total assets	¥1,348,400	¥1,357,459	$11,478,675

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen		Thousands of U.S. dollars (Note 1)
	2006	2005	2006
Current liabilities:			
Short-term borrowings (Note 9)	¥ 199,784	¥ 217,928	$ 1,700,723
Current portion of long-term debts (Note 9)	24,223	34,667	206,206
Notes and accounts payable, trade	211,412	190,790	1,799,711
Accrued expenses (Note 2)	100,667	110,093	856,959
Accrued income taxes (Note 12)	11,472	8,872	97,659
Other current liabilities (Note 12)	80,555	47,961	685,750
Total current liabilities	628,113	610,311	5,347,008
Long-term liabilities:			
Long-term debts (Note 9)	150,072	159,595	1,277,535
Accrued pension and severance liability (Note 11)	52,322	59,002	445,407
Consolidation adjustments (Note 3)	2,995	12,352	25,496
Other long-term liabilities (Notes 8 and 12)	47,112	41,583	401,055
Total long-term liabilities	252,501	272,532	2,149,493
Minority interest in consolidated subsidiaries	2,264	3,467	19,273
Contingent liabilities (Note 21)			
Shareholders' equity (Note 13):			
Common stock			
Authorized — 1,500,000,000 shares			
Issued — 782,865,873 shares	153,795	153,795	1,309,228
Capital surplus	160,071	160,071	1,362,654
Revaluation reserve for land (Notes 8 and 12)	290	421	2,469
Retained earnings	189,996	178,022	1,617,400
Net unrealized holding gain on securities	21,145	16,945	180,004
Translation adjustments	(18,230)	(35,874)	(155,189)
Less — treasury stock, at cost, 2006 — 66,193,286 shares	(41,545)	—	(353,665)
2005 — 3,761,991 shares	—	(2,231)	
Total shareholders' equity	465,522	471,149	3,962,901
Total liabilities and shareholders' equity	¥1,348,400	¥1,357,459	$11,478,675

The accompanying notes are an integral part of these balance sheets.

Consolidated Statements of Income

FUJI HEAVY INDUSTRIES LTD. AND CONSOLIDATED SUBSIDIARIES
Years ended March 31, 2006, 2005 and 2004

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2006	2005	2004	2006
Net sales	¥1,476,368	¥1,446,491	¥1,439,451	$12,568,043
Cost of sales	1,125,293	1,107,718	1,085,716	9,579,408
Gross profit	351,075	338,773	353,735	2,988,635
Selling, general and administrative expenses (Note 14)	292,736	296,756	303,411	2,492,006
Operating income	58,339	42,017	50,324	496,629
Other income (expenses):				
Interest and dividend income	3,421	2,393	2,081	29,123
Interest expenses	(3,181)	(2,437)	(2,416)	(27,079)
Gain on sale of securities, net	3,021	541	4,153	25,717
Foreign exchange gains (losses)	(10,597)	915	7,348	(90,210)
Loss on devaluation of securities	(16)	(23)	(221)	(136)
Loss on sale and disposal of property, plant and equipment, net	(401)	(4,752)	(3,089)	(3,414)
Loss on revaluation of derivatives	(2,470)	(3,129)	—	(21,027)
Impairment loss on property, plant and equipment (Note 15)	(4,064)	—	—	(34,596)
Additional retirement payments (Note 11)	(7,991)	—	—	(68,026)
Loss on termination of development projects (Note 16)	(7,094)	—	—	(60,390)
Loss on devaluation of inventories at Aerospace Division (Note 17)	—	(8,122)	—	—
Loss on discontinued operations (Note 18)	—	(3,467)	—	—
Amortization of consolidation adjustments (Note 3)	3,296	6,868	4,912	28,058
Loss on compensation to suppliers (Note 19)	—	(4,174)	—	—
Prior period adjustment	—	—	1,049	—
Pension and severance cost (Note 11)	—	—	(1,268)	—
Other, net	(3,589)	(5,564)	(6,607)	(30,553)
	(29,665)	(20,951)	5,942	(252,533)
Income before income taxes and minority interest	28,674	21,066	56,266	244,096
Income taxes (Note 12):				
Current	13,231	5,913	12,030	112,633
Deferred	(303)	(3,264)	5,603	(2,580)
	12,928	2,649	17,633	110,053
Income before minority interest	15,746	18,417	38,633	134,043
Minority interest in (earnings) loss of consolidated subsidiaries	(135)	(179)	16	(1,149)
Net income	¥ 15,611	¥ 18,238	¥ 38,649	$ 132,894

	Yen			U.S. dollars (Note 1)
Per share data (Note 2):				
Net income — Basic	¥20.66	¥23.27	¥50.62	$0.18
— Diluted	20.66	23.27	49.66	0.18
Cash dividends (Note 13)	9.00	9.00	9.00	0.08

The accompanying notes are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

FUJI HEAVY INDUSTRIES LTD. AND CONSOLIDATED SUBSIDIARIES
Years ended March 31, 2006, 2005 and 2004

	Thousands	Millions of yen							
	Number of shares issued	Common stock	Capital surplus	Revaluation reserve for land	Retained earnings	Net unrealized holding gains on securities	Translation adjustment	Less – treasury stock, at cost	Total shareholders' equity
Balance, March 31, 2003	746,521	¥144,455	¥150,766	¥ 389	¥133,186	¥ 3,446	¥(18,237)	¥ (2,753)	¥411,252
Foreign currency translation adjustment							(15,063)		(15,063)
Cash dividends					(6,846)				(6,846)
Payment of bonuses to directors and statutory auditors					(171)				(171)
Shares issued upon conversion of convertible bonds	36,345	9,340	9,305						18,645
Increase in treasury stock								(45)	(45)
Gain on disposal of treasury stock			36						36
Reversal of revaluation reserve for land					(31)				(31)
Revaluation reserve for land				32					32
Increase in unrealized holding gains on securities						6,845			6,845
Other comprehensive income of foreign subsidiary					405				405
Net income					38,649				38,649
Balance, March 31, 2004	782,866	153,795	160,107	421	165,192	10,291	(33,300)	(2,798)	453,708
Foreign currency translation adjustment							(2,574)		(2,574)
Cash dividends					(7,013)				(7,013)
Payment of bonuses to directors and statutory auditors					(157)				(157)
Increase in the number of companies accounted for by the equity method					1,496				1,496
Decrease in treasury stock								567	567
Loss on disposal of treasury stock			(36)		(77)				(113)
Increase in unrealized holding gains on securities						6,654			6,654
Other comprehensive income of foreign subsidiary					343				343
Net income					18,238				18,238
Balance, March 31, 2005	782,866	153,795	160,071	421	178,022	16,945	(35,874)	(2,231)	471,149
Foreign currency translation adjustment							**17,644**		**17,644**
Cash dividends					**(7,015)**				**(7,015)**
Payment of bonuses to directors and statutory auditors					**(111)**				**(111)**
Increase in the number of companies accounted for by the equity method					**3,466**				**3,466**
Increase in treasury stock								**(39,314)**	**(39,314)**
Loss on disposal of treasury stock					**(8)**				**(8)**
Revaluation reserve for land				**(131)**					**(131)**
Increase in unrealized holding gains on securities						**4,200**			**4,200**
Other comprehensive income of foreign subsidiary					**31**				**31**
Net income					**15,611**				**15,611**
Balance, March 31, 2006	**782,866**	**¥153,795**	**¥160,071**	**¥ 290**	**¥189,996**	**¥21,145**	**¥(18,230)**	**¥(41,545)**	**¥465,522**
		Thousands of U.S. dollars (Note 1)							
Balance, March 31, 2005	782,866	$1,309,228	$1,362,654	$ 3,584	$1,515,468	$144,250	$(305,389)	$ (18,992)	$4,010,803
Foreign currency translation adjustment							**150,200**		**150,200**
Cash dividends					**(59,718)**				**(59,718)**
Payment of bonuses to directors and statutory auditors					**(945)**				**(945)**
Increase in the number of companies accounted for by the equity method					**29,505**				**29,505**
Increase in treasury stock								**(334,673)**	**(334,673)**
Loss on disposal of treasury stock					**(68)**				**(68)**
Revaluation reserve for land				**(1,115)**					**(1,115)**
Increase in unrealized holding gains on securities						**35,754**			**35,754**
Other comprehensive income of foreign subsidiary					**264**				**264**
Net income					**132,894**				**132,894**
Balance, March 31, 2006	**782,866**	**$1,309,228**	**$1,362,654**	**$ 2,469**	**$1,617,400**	**$180,004**	**$(155,189)**	**$(353,665)**	**$3,962,901**

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

FUJI HEAVY INDUSTRIES LTD. AND CONSOLIDATED SUBSIDIARIES
Years ended March 31, 2006, 2005 and 2004

			Millions of yen	Thousands of U.S. dollars (Note 1)
	2006	2005	2004	2006
Cash flows from operating activities:				
Income before income taxes and minority interest	¥ 28,674	¥ 21,066	¥ 56,266	$ 244,096
Adjustments to reconcile income before income taxes and minority interest to net cash provided by operating activities:				
Depreciation and amortization expenses	80,073	71,010	71,112	681,646
Loss on sale and disposal of property, plant and equipment, net	401	4,752	3,089	3,414
Increase (decrease) in accrued pension and severance liability	(6,859)	(2,730)	73	(58,389)
Gain on sale of securities	(3,021)	(541)	(4,153)	(25,717)
Loss on devaluation of securities	16	23	221	136
Decrease in notes and accounts receivable, trade	13,893	5,353	1,191	118,268
(Increase) decrease in inventories	(9,944)	(11,272)	5,889	(84,651)
Increase (decrease) in notes and accounts payable, trade	16,555	33	(13,979)	140,929
Increase in deposits received	23,964	150	692	204,001
Income taxes paid	(9,201)	(6,197)	(18,374)	(78,326)
Impairment loss on property, plant and equipment	4,064	—	—	34,596
Loss on termination of development projects	7,094	—	—	60,390
Loss on compensation to suppliers	—	4,174	—	—
Loss on discontinued operations	—	3,467	—	—
Amortization of consolidation adjustments	(3,296)	(31,675)	(4,912)	(28,058)
Prior period adjustments	—	—	(1,049)	—
Other, net	(4,928)	(286)	3,708	(41,951)
Net cash provided by operating activities	137,485	57,327	99,774	1,170,384
Cash flows from investing activities:				
Purchase of property, plant and equipment	(120,875)	(137,998)	(125,351)	(1,028,986)
Proceeds from sale of property, plant and equipment	38,115	36,411	38,634	324,466
Purchase of investment securities	(9,063)	(7,690)	(11,718)	(77,153)
Purchase of marketable securities	(9,489)	(37,119)	(54,192)	(80,778)
Proceeds from sale of investment securities	13,092	5,395	11,178	111,450
Proceeds from sale of marketable securities	21,908	50,474	43,239	186,499
Purchase of intangible assets	(5,127)	(8,009)	(8,070)	(43,645)
Disbursement of loans receivable	(124,989)	(122,633)	(90,041)	(1,064,008)
Collection of loans receivable	127,450	101,195	70,101	1,084,958
Price adjustment of investments in subsidiary (Note 4)	(7,087)	—	—	(60,330)
Other, net	290	30,213	(920)	2,469
Net cash used in investing activities	(75,775)	(89,761)	(127,140)	(645,058)
Cash flows from financing activities:				
Proceeds from long-term debts	15,301	49,867	5,269	130,255
Repayment on long-term debts	(28,996)	(37,166)	(28,635)	(246,837)
Issuance of bonds	—	20,000	20,000	—
Redemption of bonds	(10,300)	(10,000)	(10,129)	(87,682)
Net increase (decrease) in short-term borrowings	(18,538)	10,898	22,662	(157,811)
Purchase of treasury stock	(39,352)	(399)	(49)	(334,996)
Proceeds from disposal of treasury stock	30	24	70	255
Dividends paid	(7,015)	(7,013)	(6,846)	(59,717)
Other, net	(15)	(12)	(7)	(128)
Net cash provided by (used in) financing activities	(88,885)	26,199	2,335	(756,661)
Effect of exchange rate changes on cash and cash equivalents	7,856	(1,481)	(5,512)	66,876
Net decrease in cash and cash equivalents	(19,319)	(7,716)	(30,543)	(164,459)
Cash and cash equivalents:				
Balance at beginning of year	131,685	139,401	169,944	1,121,010
Balance at end of year (Note 4)	¥ 112,366	¥ 131,685	¥ 139,401	$ 956,551
Supplementary information on cash flows:				
Cash paid during the year for interest	¥ 2,920	¥ 2,432	¥ 2,361	$ 24,857
Conversion of convertible bonds	—	—	18,645	—

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

FUJI HEAVY INDUSTRIES LTD. AND CONSOLIDATED SUBSIDIARIES

1. Basis of Presentation of the Financial Statements

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan ("Japanese GAAP"), which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

The accounts of overseas subsidiaries are based on their accounting records maintained in conformity with generally accepted accounting principles prevailing in the respective countries of their domicile. The accompanying consolidated financial statements have been restructured and translated into English (with some expanded descriptions and the inclusion of consolidated statements of shareholders' equity) from the consolidated financial statements of the Company prepared in accordance with Japanese GAAP and filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Japanese Securities and Exchange Law. Some supplementary information included in the statutory Japanese language consolidated financial statements, but not considered necessary for fair presentation, is not presented in the accompanying consolidated financial statements.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the prevailing exchange rate at March 31, 2006, which was ¥117.47 to U.S.$1. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

2. Summary of Significant Accounting Policies

Consolidation

The accompanying consolidated financial statements include the accounts of Fuji Heavy Industries Ltd. (the "Company") and its significant subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The fiscal year-end of the consolidated domestic subsidiaries is the same as that of the Company, while the fiscal year-end of the consolidated foreign subsidiaries is December 31. Although these consolidated foreign subsidiaries are included based on their fiscal year ended December 31, significant intervening transactions that occurred for the period between December 31 and March 31 are reflected in the consolidated financial statements.

The consolidated financial statements include the accounts of the Company and 68 subsidiaries in the fiscal years 2006 and 2005, and 66 subsidiaries in the fiscal year 2004.

In addition, 10 non-consolidated subsidiaries and an affiliated company are accounted for by the equity method in the fiscal year 2006, while there was 4 non-consolidated subsidiaries and an affiliated company accounted for by the equity method in the fiscal year 2005, and there was no affiliated company accounted for by the equity method in the fiscal year 2004.

Investments in insignificant non-consolidated subsidiaries and affiliated companies not accounted for by the equity method are carried at cost. The difference between the cost and the underlying net equity of investments in subsidiaries and affiliated companies is allocated to identifiable assets based on their fair value at the date of acquisition. The unallocated residual value of the excess of the cost over the fair value of the underlying net equity is recognized as goodwill or consolidation adjustments, and is amortized over a period of 5 years on a straight-line basis. However, the consolidation adjustments (credit side), which arose from making Subaru of Indiana Automotive, Inc. (SIA) a wholly owned subsidiary of the Company, are amortized differently. The portion that clearly corresponds to the forecasted future losses is amortized according to the generation of those losses, and the remaining portion of the consolidation adjustments is being amortized by the straight-line method over 5 years.

All assets and liabilities of subsidiaries, which include not only the Company's interest in the subsidiary but also the minority interest portion, are valued based on their fair value at the time the Company first consolidates the subsidiary.

Translation of foreign currency-denominated accounts

Under the Japanese accounting standards for foreign currency translation, monetary assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rates prevailing at each balance sheet date with the resulting gain or loss included currently in the statement of income.

The assets and liabilities of foreign subsidiaries and affiliated companies are translated into Japanese yen at the exchange rates in effect at the balance sheet dates of the foreign subsidiaries and affiliated companies, except for common stock and capital surplus, which are translated at historical rates. Revenue and expense accounts are translated at the average exchange rates during the respective years. The resulting foreign currency translation adjustments are included in "Translation adjustments" in the shareholders' equity, and minority interest in the accompanying consolidated balance sheets.

Cash equivalents

Cash and cash equivalents include all highly liquid investments, generally with original maturities of three months or less that are readily convertible to known amounts of cash and have negligible risk of changes in value due to their short maturities.

Revenue recognition

Revenue from sales of finished products is generally recognized when the products are shipped to dealers or customers. Revenue from operating leases is recognized on a straight-line basis over the lease term.

(Change in accounting policy)

(Fiscal 2004)

The Company changed its revenue recognition policy for the Aerospace Division's production contracts with production terms exceeding one year and the amount of each contract exceeding ¥5,000 million, from the completed-contract basis to the percentage-of-completion method beginning in the fiscal year 2004. The Company changed the accounting policy for the purpose of more accurately matching revenue against costs in the period in which they are incurred in light of the recent trend that terms of production contracts of the Aerospace Division tend to extend over a one-year period and the amounts of such contracts tend to become larger, and such trend is expected to continue.

As a result of the change, net sales increased by ¥4,013 million and gross profit, operating income and income before income taxes and minority interest increased by ¥231 million in the fiscal year 2004 as compared with the amounts resulting from application of the previous policy.

The impact of such change on segment information is stated in Segment Information (Note 23).

Allowance for doubtful accounts

Allowance for doubtful accounts is provided based on the amount calculated based on the historical ratio of bad debt for ordinary receivables, and an estimated amount of uncollectible account for specific over-due receivables.

Allowance for devaluation of investments

Allowance for devaluation of investments is provided for estimated losses from a decline in the value of investment securities for which fair value is not readily available and investments in non-consolidated subsidiaries and affiliated companies, based on the evaluation of the investees' financial conditions, such as net assets and the probability of recovering the value.

Marketable securities and investment securities

Under the Japanese accounting standards for financial instruments, securities for which fair value is available are stated at their fair value as of the balance sheet dates with unrealized holding gains and losses included as a component of shareholders' equity until realized, while securities for which fair value is not readily available are stated at cost as determined by the moving-average method, after taking into consideration devaluation, if any, for permanent impairment. Held-to-maturity debt securities are stated using the amortized cost method.

Derivative financial instruments and hedge accounting

The Japanese accounting standards for financial instruments requires the Company and consolidated domestic subsidiaries to state derivative financial instruments at their fair value and to recognize changes in the fair value as a gain or loss unless such derivative financial instruments are used for hedging purposes.

For interest rate swap contracts used as a hedge which meet certain hedging criteria, the net amount to be paid or received under the interest rate swap contract is added to or deducted from the interest on the assets or liabilities for which the swap contract is executed.

Derivative financial instruments qualifying as a hedge, along with the underlying transactions, assets and liabilities are as follows:

Financial Instrument	Transaction, Assets and Liabilities
Interest swaps	Borrowings

The risk exposures to movements in interest rates are hedged according to the Company's and consolidated subsidiaries' risk management policy. An evaluation of hedge effectiveness is not considered necessary as the terms and notional amounts of these hedging instruments are the same as those of the underlying transactions, assets and liabilities, and therefore they are presumed to be highly effective in offsetting the effect of movements in interest rates at their inception as well as during their terms.

(Change in accounting policy)

(Fiscal 2005)

In the fiscal year 2005, the Company discontinued applying the hedge accounting for its foreign exchange contracts. The reason for the change was that the Company reconsidered appropriateness of application of the hedge accounting in connection with its review of the hedge policy and the management activities for foreign exchange contracts.

Previously, for foreign exchange contracts used as a hedge which meet certain hedging criteria, the Company translated hedged foreign currency-denominated assets and liabilities using the contracted forward rates, and for forward exchange contracts hedging future transactions, the Company deferred the recognition of gains or losses resulting from changes in fair value of the foreign exchange contracts until the related gains or losses on the hedged items are recognized in earnings.

As a result of this change, operating income increased by ¥141 million and income before income taxes and minority interest decreased by ¥1,623 million in the fiscal year 2005 as compared with the amounts resulting from application of the previous hedge accounting policy.

The impact of such change on segment information is stated in Segment Information (Note 23).

Inventories

Finished products are stated principally at cost determined by the moving-average method. Raw materials, work in process and supplies are stated principally at cost determined by the first-in, first-out method.

Property, plant and equipment

Property, plant and equipment are stated at cost. Significant renewals and additions are capitalized; ordinary maintenance, ordinary repairs, minor renewals and minor improvements are charged to the consolidated statements of income as incurred.

Depreciation of the property, plant and equipment of the Company and consolidated domestic subsidiaries is principally computed by the declining-balance method, except for the buildings (excluding building improvements) acquired on or after April 1, 1998, for which the straight-line method is applied. Depreciation of the property, plant and equipment of consolidated foreign subsidiaries is computed by the straight-line method at rates based on the estimated useful lives of the assets according to their general class, type of construction, and use.

Estimated useful lives for depreciable assets are as follows:

Buildings and structures:	7–50 years
Machinery, equipment and vehicles:	2–11 years

(Change in accounting policy)

(Fiscal 2006)

In the fiscal year 2006, the Company and the domestic consolidated subsidiaries adopted the new accounting standard for impairment of fixed assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and the implementation guidance for the accounting standard for impairment of fixed assets (the Financial Accounting Standard Implementation Guidance No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003). As a result of this change, income before income taxes and minority interest decreased by ¥3,263 million (US$27,777 thousand). (Impairment loss on property, plant and equipment in the Consolidated Statements of Income in the fiscal year 2006 was ¥4,064 million (US$34,596 thousand), of which ¥801 million (US$6,819 thousand) was related to consolidated subsidiaries in the United States.) The impact of such change on segment information is stated in Segment Information (Note 23).

An accumulated impairment loss is recorded as direct deduction in the book value of the respective assets.

Accounting for leases

In principle, finance leases are accounted for on a similar basis to sales by lessors or purchases by lessees. However, finance leases which do not transfer ownership of the leased assets to lessees as stipulated in the lease contracts can be accounted for as operating leases. Therefore, as a lessee, the Company and consolidated subsidiaries account for those leases as operating leases and charge periodic lease payments to expenses as incurred. Certain "as-if capitalized" pro forma information is disclosed in Note 20 to the consolidated financial statements.

Goodwill and intangible assets

Goodwill is principally amortized by the straight-line method based on the accounting principles generally accepted in the respective countries of domicile. However, goodwill of the consolidated subsidiary in the U.S. is not amortized in accordance with SFAS No. 142, while other identifiable assets are being amortized by the straight-line method.

Computer software used internally by the Company and consolidated subsidiaries is amortized by the straight-line method over the relevant economic useful lives of 3 or 5 years.

Accrued pension and severance liability

Upon termination of employment, employees of the Company and consolidated subsidiaries in Japan are entitled, under most circumstances, to lump-sum indemnities or pensions as described below, based on current rates of pay, length of service, and conditions under which the termination occurs. The minimum payment is an amount based on voluntary retirement. In addition to the minimum payment based on voluntary retirement, employees receive additional benefits for retirement due to age limit, death or other defined reasons.

Certain consolidated subsidiaries in Japan have contributory funded defined benefit pension plans, which are pursuant to the Japanese Welfare Pension Insurance Law. The contributory pension plans cover a portion of the governmental welfare pension program, under which the contributions are made by the companies and their employees, and an additional portion representing the corporate noncontributory pension plans.

Under the Japanese accounting standards for pension and severance benefits, accrued pension and severance liability for employees is provided based on the estimated amounts of projected pension and severance obligation and the fair value of plan assets at the end of the fiscal year. Prior service cost is being amortized by the straight-line method over a period (14-18 years), which is shorter than the average remaining service period of the eligible employees. Actuarial gains and losses are amortized from the following fiscal year by the straight-line method over a period (primarily 18 years), which are shorter than the average remaining service period of the eligible employees.

Accrued pension contribution for defined benefit pension plans is included in accrued pension and severance liability.

Directors and statutory auditors of the Company and consolidated domestic subsidiaries are entitled to receive a lump-sum payment at the time of severance or retirement, subject to approval of the shareholders. The liabilities for such benefits are determined based on the Company's and consolidated subsidiaries' internal rules, and are included in "Other long-term liabilities" in the accompanying consolidated balance sheets.

Accrued warranty claims

The Company and consolidated subsidiaries provide for accrued warranty claims on products sold based on their past experience of warranty services and estimated future warranty costs, which are included in "Accrued expenses" in the accompanying consolidated balance sheets.

Research and development costs

Research and development costs are expensed as incurred and amounted to ¥46,893 million (US$399,191 thousand), ¥52,962 million and ¥57,541 million for the fiscal years 2006, 2005 and 2004, respectively.

Income taxes

The provision for income taxes is computed based on the pretax income for the financial reporting purposes. Deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. A valuation allowance is recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Effective April 1, 2004, "Corporation Size-Based Enterprise Tax System" for the enterprise was introduced. Due to the introduction, Accounting Standards Board of Japan issued Practical Solutions Report No. 12, "Practical Solution on Presentation for Size-Based Components of Corporate Enterprise Tax on Income Statement" on February 13, 2004, which prescribes new accounting standards for enterprise taxes. In compliance with the report, the value-added and the capital components of the enterprise taxes, which are not related to income, are included in selling, general and administrative expenses from the fiscal year 2005.

As a result, selling, general and administrative expenses increased by ¥1,009 million, and operating income, ordinary income and income before income taxes and minority interest decreased by the same amount in the fiscal year 2005.

The impact of such change on segment information is stated in Segment Information (Note 23).

Net income per share

Basic net income per share (EPS) is computed based on the average number of shares of common stock outstanding during each year. Diluted EPS assumes the potential dilution that could occur if all the convertible securities were converted or other contracts to issue common stock were exercised to the extent that they are not anti-dilutive.

Reclassifications

Certain reclassifications within the consolidated financial statements for the fiscal years 2005 and 2004 have been made to conform to the presentation for the fiscal year 2006.

3. Acquisition of Isuzu's Share of Subaru of Indiana Automotive, Inc.

Subaru of Indiana Automotive, Inc. ("SIA," formerly Subaru-Isuzu Automotive Inc.), a consolidated subsidiary in the United States, had been a joint venture company of Isuzu Motors Limited ("Isuzu") and the Company (the Company had held a 51% interest in SIA). On January 1, 2003, as a result of dissolution of the joint venture relationship with Isuzu and execution of an agreement for the consignment of production, the Company acquired Isuzu's share of SIA to make SIA a wholly owned subsidiary of the Company, and SIA was assigned to produce certain Isuzu vehicles as well as Subaru vehicles.

The acquisition cost of the Isuzu's share of SIA was determined in consideration of certain losses on disposal of property, plant and equipment, losses on cancellation of operating leases, and losses related to personnel reduction, to be incurred during and after the consigned production activities. Consequently, consolidation adjustments (credit side) arose.

The portion of the consolidation adjustments that clearly corresponds to the forecasted future losses has been amortized according to the generation of those losses, and the remaining portion has been amortized by the straight-line method over 5 years.

The Company revised this amortization schedule following the settlement of actual losses with Isuzu according to the Master Agreement for Cancellation of Joint Venture Relationship and Consignment of Production dated December 20, 2002.

As a result, the consolidation adjustments (credit side) became ¥1,949 million (US$16,591 thousand) as of March 31, 2006, which are to be fully amortized by the end of the next fiscal year.

As a result of this settlement, the consolidation adjustments account (credit side) decreased by ¥7,087 million (US$60,330 thousand) and the amortization of consolidation adjustments (other income) decreased by ¥1,221 million (US$10,394 thousand) in the fiscal year 2006.

4. Additional Cash Flow Information

(a) Cash and cash equivalents as of March 31, 2006, 2005 and 2004, consisted of the following:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Cash and time deposits	¥ 65,524	¥ 40,742	¥ 46,684	$ 557,793
Marketable securities	37,444	87,003	113,490	318,754
Short-term loans	118,414	128,202	101,871	1,008,036
	221,382	255,947	262,045	1,884,583
Less maturity over three months	(109,016)	(124,262)	(122,644)	(928,032)
Cash and cash equivalents	¥ 112,366	¥ 131,685	¥ 139,401	$ 956,551

(b) Assets and liabilities of newly consolidated subsidiary through acquisition of shares:

(Fiscal 2004)

The acquired assets and liabilities of NIIGATA SUBARU Inc. and a reconciliation between the acquisition cost and the net cash outflow of such acquisition, which is included in "Other, net" under the cash flows from investing activities for the fiscal year 2004, were as follows:

	Millions of yen
Current assets	¥ 2,268
Long-term assets	4,065
Goodwill	212
Current liabilities	(3,145)
Long-term liabilities	(1,217)
Acquisition cost of NIIGATA SUBARU Inc.	2,183
Cash and cash equivalents of NIIGATA SUBARU Inc.	(324)
Net cash used for acquisition of NIIGATA SUBARU Inc..	¥ 1,859

(c) Significant non-cash transactions:

(Fiscal 2005)

On August 2004, the Company executed a share exchange agreement to make Yusoki Kogyo K.K. a wholly owned subsidiary of the Company. As a result of the share exchange, goodwill increased by ¥833 million and treasury stock decreased by ¥942 million in the fiscal year 2005.

(Fiscal 2006)

None.

(d) Price adjustment of investments in subsidiary

"Price adjustment of investments in subsidiary" included in the cash flows from investing activities represents a cash payment related to the adjustment to the price of SIA shares transferred from Isuzu under the settlement of actual losses in the fiscal year 2006, in accordance with the Master Agreement for Cancellation of Joint Venture Relationship and Consignment of Production with Isuzu, as described in Note 3. Acquisition of Isuzu's Share of Subaru of Indiana Automotive, Inc.

5. Marketable Securities and Investment Securities

Information as to the value of marketable securities and investment securities as of March 31, 2006 and 2005, was as follows:

(1) Other investment securities (available-for-sale securities) for which fair market value was available:

(a) As of March 31, 2006:

			Millions of yen
	Acquisition cost	Book value	Difference
Book value exceeding acquisition cost:			
Equity securities	¥20,162	¥55,671	¥35,509
Debt securities			
Other	35	344	309
Sub-total	20,197	56,015	35,818
Book value not exceeding acquisition cost:			
Equity securities	223	196	(27)
Debt securities			
Government and municipal bonds	11,297	11,154	(143)
Corporate bonds	3,632	3,572	(60)
Other	1,335	1,314	(21)
Sub-total	16,487	16,236	(251)
Total	¥36,684	¥72,251	¥35,567

			Thousands of U.S. dollars
	Acquisition cost	Book value	Difference
Book value exceeding acquisition cost:			
Equity securities	$171,635	$473,917	$302,282
Debt securities			
Other	298	2,928	2,630
Sub-total	171,933	476,845	304,912
Book value not exceeding acquisition cost:			
Equity securities	1,898	1,668	(230)
Debt securities			
Government and municipal bonds	96,169	94,952	(1,217)
Corporate bonds	30,919	30,408	(511)
Other	11,365	11,186	(179)
Sub-total	140,351	138,214	(2,137)
Total	$312,284	$615,059	$302,775

(b) As of March 31, 2005:

			Millions of yen
	Acquisition cost	Book value	Difference
Book value exceeding acquisition cost:			
Equity securities	¥20,761	¥49,214	¥28,453
Debt securities			
Government and municipal bonds	100	100	0
Corporate bonds	2,500	2,501	1
Other	36	181	145
Other	4,281	4,282	1
Sub-total	27,678	56,278	28,600
Book value not exceeding acquisition cost:			
Equity securities	256	205	(51)
Debt securities			
Government and municipal bonds	6,656	6,627	(29)
Corporate bonds	4,740	4,724	(16)
Other	501	500	(1)
Other	2,344	2,338	(6)
Sub-total	14,497	14,394	(103)
Total	¥42,175	¥70,672	¥28,497

(2) Other investment securities (available-for-sale securities) sold during the fiscal years 2006 and 2005:

(a) For the year ended March 31, 2006:

Sales amount	Total gains	Total losses
¥615,171 million	¥5,475 million	¥2,313 million
US$5,236,835 thousand	US$46,608 thousand	US$19,690 thousand

The above sales amount included sales of short-term investments in commercial paper and other amounting to ¥580,171 million (US$4,938,887 thousand).

(b) For the year ended March 31, 2005:

Sales amount	Total gains	Total losses
¥640,095 million	¥633 million	¥56 million

The above sales amount included sales of short-term investments in commercial paper and other amounting to ¥584,226 million.

(3) Book value of major securities without available fair market value as of March 31, 2006 and 2005:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Money management fund	¥33,679	¥47,688	$286,703
Commercial paper	—	19,838	—
Unlisted stocks (excluding over-the-counter stocks)	1,469	6,544	12,505
Negotiable certificated deposit	—	5,000	—
Beneficial interests in the trust	—	2,579	—
Held-to-maturity debt securities	—	6	—

Note: The Company and consolidated subsidiaries recognized ¥16 million (US$136 thousand) and ¥23 million in loss on devaluation of securities for the fiscal years 2006 and 2005, respectively.
For the purpose of recording a loss on devaluation of securities, the Company and consolidated subsidiaries consider all the securities whose fair market value has fallen below 50% of the book value to be permanently impaired, and record the relevant loss on devaluation. For securities whose fair market value has declined between 30% to 50% in relation to their book values, the Company and consolidated subsidiaries specifically consider the probability of recovery of the fair value, and record a loss on devaluation in an amount deemed permanently impaired.

(4) Scheduled redemption of other securities (available-for-sale securities) with maturity and held-to-maturity debt securities as of March 31, 2006 and 2005:

(a) As of March 31, 2006:

	Millions of yen				Thousands of U.S. dollars			
	Within 1 year	1 to 5 years	5 to 10 years	Over 10 years	Within 1 year	1 to 5 years	5 to 10 years	Over 10 years
Debt securities								
Government and municipal bonds	¥2,846	¥ 7,086	¥ 693	¥ 529	$24,228	$60,322	$5,899	$4,503
Corporate bonds	743	2,632	196	—	6,325	22,406	1,669	—
Other	174	469	175	496	1,481	3,992	1,490	4,223
Total	¥3,763	¥10,187	¥1,064	¥1,025	$32,034	$86,720	$9,058	$8,726

(b) As of March 31, 2005:

	Millions of yen			
	Within 1 year	1 to 5 years	5 to 10 years	Over 10 years
Debt securities				
Government and municipal bonds	¥ 1,412	¥3,393	¥1,420	¥501
Corporate bonds	4,195	2,747	262	22
Other	21,805	—	—	—
Other	5,763	425	54	359
Total	¥33,175	¥6,565	¥1,736	¥882

6. Inventories

Inventories as of March 31, 2006 and 2005, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Finished products	¥121,866	¥103,285	$1,037,422
Work in process	74,090	54,110	630,714
Raw materials	18,583	15,882	158,194
Supplies	1,857	1,810	15,808
	¥216,396	¥175,087	$1,842,138

7. Property, Plant and Equipment

Property, plant and equipment as of March 31, 2006 and 2005, are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Buildings and structures	¥ 291,073	¥ 280,438	$ 2,477,850
Machinery and vehicles	517,567	494,199	4,405,950
Other	255,678	216,021	2,176,539
	1,064,318	990,658	9,060,339
Less accumulated depreciation	(689,669)	(630,632)	(5,871,022)
Land	173,928	170,809	1,480,616
Construction in progress	7,396	12,891	62,961
Total	¥ 555,973	¥ 543,726	$ 4,732,894

8. Revaluation Reserve for Land

In accordance with the Land Revaluation Law (Law No. 34, enacted on March 31, 1998), land owned by a consolidated subsidiary for business use was revalued on March 31, 2002. The unrealized gains from the revaluation were included in the shareholders' equity as "Revaluation reserve for land," net of income taxes. The deferred taxes for the unrealized gains are included in other long-term liabilities. Unrecorded loss on the revalued land as of March 31, 2006, was ¥463 million (US$3,941 thousand). According to the Law, the Company and consolidated subsidiaries are not permitted to revalue the land after April 1, 2002.

9. Short-Term Borrowings and Long-Term Debts

Short-term borrowings as of March 31, 2006 and 2005, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Bank loans with average interest rate of 0.55% and 0.52% per annum as of March 31, 2006 and 2005, respectively	¥191,784	¥195,928	$1,632,621
Commercial paper with average interest rate of 0.24% and 0.04% per annum as of March 31, 2006 and 2005, respectively	8,000	22,000	68,102
	¥199,784	¥217,928	$1,700,723

Long-term debts as of March 31, 2006 and 2005, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Loans principally from banks and insurance companies due through 2024 with average interest rate of 2.38% and 1.96% per annum as of March 31, 2006 and 2005, respectively	¥ 73,795	¥ 83,462	$ 628,203
Unsecured 2.30% bonds due September 30, 2005	—	10,000	—
Unsecured 0.97% bonds due May 15, 2006	20,000	20,000	170,256
Unsecured 1.22% bonds due September 30, 2008	30,000	30,000	255,385
Unsecured 0.89% bonds due September 28, 2007	10,000	10,000	85,128
Unsecured 0.68% bonds due June 18, 2010	20,000	20,000	170,256
Unsecured 1.31% bonds due April 28, 2011	20,000	20,000	170,256
Secured 1.80% bonds of consolidated subsidiary due July 7, 2005	—	300	—
Unsecured 0.93% bonds of consolidated subsidiary due February 15, 2007	500	500	4,257
	174,295	194,262	1,483,741
Less — Portion due within one year	(24,223)	(34,667)	(206,206)
	¥150,072	¥159,595	$1,277,535

Annual maturities of long-term debts as of March 31, 2006, were as follows:

	Millions of yen	Thousands of U.S. dollars
2007	¥ 24,223	$ 206,206
2008	20,597	175,338
2009	51,220	436,026
2010	19,650	167,277
2011	23,139	196,978
2012 and thereafter	35,466	301,916
	¥174,295	$1,483,741

The following assets as of March 31, 2006 and 2005, were pledged as collateral for certain loans:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Notes and accounts receivable, trade	¥ 291	¥ 11,665	$ 2,477
Property, plant and equipment	88,854	108,664	756,398
Other assets	180	271	1,532
	¥89,325	¥120,600	$760,407

The unused balance of commitments for borrowings by the Company and consolidated subsidiaries (Subaru of America, Inc. and Subaru Europe N.V./S.A.) as of March 31, 2006 and 2005, was as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Total commitments	¥81,174	¥86,434	$691,019
Less amounts currently borrowed	—	10,000	—
Unused balance	¥81,174	¥76,434	$691,019

10. Unexecuted Balance of Overdraft Facilities and Lending Commitments

The unexecuted balance of overdraft facilities and lending commitments at a consolidated subsidiary (Subaru Finance Co., Ltd.) as of March 31, 2006 and 2005, was as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Total overdraft facilities and lending commitments	¥14,310	¥12,350	$121,819
Less amounts currently executed	2,788	7,510	23,734
Unexecuted balance	¥11,522	¥ 4,840	$ 98,085

A portion of the overdraft facilities and lending commitments above is subject to credit considerations as documented in the customer contracts. Therefore, the total balance above is not always available.

11. Pension and Severance Plans

The Company and consolidated domestic subsidiaries have non-contributory funded defined benefit pension plans, and some domestic subsidiaries have defined contribution pension plans. In addition, in certain occasions, additional retirement payments are made to employees for their retirement. Consolidated foreign subsidiaries primarily have defined contribution plans.

The Company has transferred from the lump-sum retirement plan to the qualified retirement pension plan for 80% of the employees who terminate their employment at the age of 50 or over.

As of March 31, 2006, the Company and 44 of its consolidated domestic subsidiaries, which add up to a total of 45 companies, have lump-sum retirement payment plans. Within the group, there are also 30 qualified pension plans, 2 defined contribution plans, and a multi-employer welfare pension fund (excluding overlaps from joint trustee contracts, integration contracts, and joint establishment of a multi-employer fund). In addition, there are 14 single-employer employees' pension funds subject to the provisions of Article 33 of "Practice Guidelines of Accounting for Retirement Benefits."

Certain insignificant consolidated subsidiaries calculated their pension liability using the simplified method. Under the simplified method, an accrued pension and severance liability is provided at the amount that would have been payable had all the employees voluntarily retired at the end of the fiscal year, less an amount to be covered from the plan assets, while the Company and significant subsidiaries provide an accrued pension and severance liability based on the estimated amount of pension and severance obligation (projected benefit obligations), less the fair value of plan assets at the end of the fiscal year under the actuarial method.

Additional information (Fiscal 2006)

Transfer to the government of the substitutional portion of employee pension fund

As stipulated in the Japanese Defined Benefit Pension Insurance Law, the Tokyo Subaru Employees' Pension Fund (a multi-employer welfare pension fund), of which certain consolidated subsidiaries are members, obtained an approval from the Minister of Health, Labor and Welfare for exemption from the benefit obligations related to future employee service in respect of the substitutional portion on October 28, 2005. The pension fund is currently in the process of transferring the obligations related to past employee service to the government.

The amount to be transferred (the minimum reserve obligations) to the government as of March 31, 2006, was estimated at ¥5,400 million (US$45,969 thousand). Had the amount been transferred at the end of the fiscal year, other income of approximately ¥2,300 million (US$19,579 thousand) would have been recognized, in accordance with the provisions of Article 44-2 of "Practice Guidelines of Accounting for Retirement Benefits (Interim Report)" (JICPA Accounting Systems Committee Report No. 13).

A reconciliation between the projected pension and severance obligation and accrued pension and severance liability as of March 31, 2006 and 2005 was as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
a. Projected pension and severance obligation	**¥125,549**	¥138,357	**$1,068,775**
b. Plan assets	**(65,763)**	(59,548)	**(559,828)**
c. Unfunded pension and severance obligations	**59,786**	78,809	**508,947**
d. Unamortized actuarial loss	**(7,062)**	(17,472)	**(60,117)**
e. Unamortized prior service cost	**(448)**	(2,423)	**(3,814)**
f. Net amount recorded in balance sheet	**52,276**	58,914	**445,016**
g. Prepaid pension cost	**(46)**	(88)	**(391)**
h. Accrued pension and severance liability	**¥ 52,322**	¥ 59,002	**$ 445,407**

Notes: 1. The above amounts include the government pension plan funded by social security taxes paid by employees and employer.
2. Certain insignificant consolidated subsidiaries calculated the liability using the simplified method.
3. In addition to the above plan assets, there were plan assets of the multi-employer pension plan amounting to ¥17,425 million (US$148,336 thousand) and ¥15,081 million as of March 31, 2006 and 2005, respectively. The plan assets for the multi-employer pension plan could not be allocated to each participating employer. These amounts were based on the number of participants.

Periodic pension and severance costs for the fiscal years 2006, 2005 and 2004, consisted of the following:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
a. Service cost	¥ 9,351	¥ 9,647	¥10,695	$ 79,603
b. Interest cost	2,557	2,636	3,075	21,767
c. Expected return on plan assets	(1,266)	(1,175)	(1,155)	(10,777)
d. Amortization of actuarial gain/loss	1,218	1,853	1,269	10,369
e. Amortization of prior service cost	186	257	295	1,583
f. Pension and severance cost	¥12,046	¥13,218	¥14,719	$102,545

Notes: 1. The above amounts do not include the social security taxes paid by employees.
2. Service costs of consolidated subsidiaries using the simplified method are included in the service cost above.
3. Service cost above include service costs for the multi-employer pension plan amounting to ¥831 million (US$7,074 thousand), ¥877 million and ¥1,096 million for the fiscal years 2006, 2005 and 2004, respectively, for which plan assets could not be allocated to each participating employer.
4. Service cost above include contributions for the defined contribution plans of certain consolidated foreign subsidiaries amounting to ¥1,397 million (US$11,892 thousand), ¥1,476 million and ¥1,549 million for the fiscal years, 2006, 2005 and 2004, respectively.
5. In addition to the pension and severance cost above, additional retirement payments amounting to ¥7,467 million (US$63,565 thousand), ¥371 million, ¥120 million were made for the fiscal years 2006, 2005 and 2004, respectively. For the fiscal year 2006, ¥37 million (US$315 thousand) out of the total additional retirement payments is included in selling, general and administrative expenses, and the remaining ¥7,430 million (US$63,250 thousand) is reflected as "Additional retirement payments" in other expense in the accompanying consolidated statement of income. For the fiscal year 2005, ¥92 million out of the total additional retirement payments is included in selling, general and administrative expenses, and the remaining ¥279 million is reflected as part of "Loss on discontinued operations" in other expense in the accompanying consolidated statement of income, whereas the entire additional retirement payments are included in selling, general and administrative expenses in the accompanying consolidated statements of income for the fiscal year ended March 31, 2004.

Actuarial assumptions used in computation of pension and severance liability were as follows:

a. Attribution of expected benefit obligation	The straight-line method
b. Discount rate	2.0%–2.5%
c. Expected rate of return on plan assets	0.8%–4.0%
d. Amortization of actuarial gain/loss	Primarily 18 years (It is amortized by the straight-line method starting from the following fiscal year over a period shorter than the average remaining service periods of the eligible employees)
e. Amortization of prior service cost	14 to 18 years

12. Income Taxes

The Company and consolidated subsidiaries were subject to a number of taxes based on income, which in the aggregate, resulted in a normal statutory income tax rate of approximately 40.5% for the fiscal years 2006 and 2005, and 41.8% for the fiscal year 2004.

A reconciliation of the statutory income tax rates in Japan to the Company's effective income tax rates for the fiscal years 2006, 2005 and 2004 was as follows:

	2006	2005	2004
Statutory income tax rate in Japan	**40.5%**	40.5%	41.8%
Increase (reduction) in taxes resulting from:			
Changes in valuation allowance and tax benefits realized from loss carry forwards	**20.2**	19.8	1.6
Adjustment to past corporate income taxes payable and corporate income taxes refundable	**2.8**	(1.6)	(5.3)
Adjustment to past deferred income taxes	**(6.8)**	—	—
Adjustment to past corporate income taxes of consolidated subsidiary in the United States	—	15.8	—
Special deductions on corporate income taxes	**(6.1)**	(5.4)	(4.9)
Entertainment and other non-deductible expenses	**1.1**	1.6	0.9
Equity income	**(2.0)**	0.7	—
Effect of the change in the statutory income tax rate in Japan	—	—	1.3
Amortization of consolidation adjustments	**(4.6)**	(59.0)	(3.4)
Other	**0.0**	0.2	(0.7)
Effective income tax rate	**45.1%**	12.6%	31.3%

Significant components of the deferred tax assets and liabilities as of March 31, 2006 and 2005, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Deferred tax assets:			
Net operating loss carry forwards	**¥ 17,843**	¥ 7,628	**$ 151,894**
Unrealized gain on sale of inventories	**5,240**	4,444	**44,607**
Accrued pension and severance liabilities	**20,933**	22,473	**178,199**
Accrued expenses	**10,114**	11,075	**86,099**
Accrued bonus	**6,296**	6,177	**53,597**
Accrued warranty claims	**8,318**	7,637	**70,809**
Unrealized gain on sale of property, plant and equipment	**6,382**	6,552	**54,329**
Loss on devaluation of inventories	**5,458**	6,016	**46,463**
Impairment loss on property, plant and equipment of consolidated foreign subsidiary	—	7,760	—
Impairment loss on property, plant and equipment	**10,541**	—	89,733
Other	**14,423**	15,204	**122,780**
Total deferred tax assets	**105,548**	94,966	**898,510**
Valuation allowance	**(18,149)**	(11,890)	**(154,499)**
Total deferred tax assets, net of valuation allowance	**87,399**	83,076	**744,011**

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Deferred tax liabilities:			
Depreciation and amortization expenses	¥(16,364)	¥(15,261)	$(139,304)
Net unrealized holding gains on investment securities	(14,442)	(11,496)	(122,942)
Revaluation reserve for land	(703)	(478)	(5,984)
Advanced depreciation reserve	(468)	(468)	(3,984)
Other	(3,085)	(2,455)	(26,262)
Total deferred tax liabilities	(35,062)	(30,158)	(298,476)
Net deferred tax assets	¥ 52,337	¥ 52,918	$ 445,535

The net deferred tax assets are included in the following captions in the accompanying consolidated balance sheets.

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Current assets — Deferred tax assets	¥32,992	¥34,859	$280,855
Investments and other assets — Deferred tax assets	23,612	24,481	201,004
Current liabilities — Other current liabilities	(4)	—	(34)
Long-term liabilities — Other long-term liabilities	(4,263)	(6,422)	(36,290)
Total net deferred tax assets	¥52,337	¥52,918	$445,535

13. Shareholders' Equity

Under Japanese law, the entire amount of payment for new shares is required to be designated as common stock. However, a company may, by a resolution of the Board of Directors, designate an amount not exceeding one-half of the price of the new shares as additional paid-in capital, which is included in capital surplus.

Japanese Corporate Law ("the Law") became effective on May 1, 2006, replacing the Japanese Commercial Code ("the Code").

Under the Code, companies were required to set aside an amount equal to at least 10% of cash dividends and other cash appropriations as legal earnings reserve until the total of legal earnings reserve and additional paid-in capital equaled 25% of common stock. Legal earnings reserve is included in retained earnings in the accompanying consolidated balance sheets. (The total amount of additional paid-in capital and legal earnings reserve of the Company has reached 25% of common stock, and therefore, the Company is not required to provide any more legal earnings reserve.) Under the Law, in cases where dividends are paid, the smaller of an amount equal to 10% of the dividends or the excess, if any, of 25% of common stock over the total of additional paid-in-capital and legal earnings reserve must be set aside as additional paid-in-capital or legal earnings reserve.

Under the Code, legal earnings reserve and additional paid-in capital could be used to eliminate or reduce a deficit by a resolution of the shareholders' meeting or could be capitalized by a resolution of the Board of Directors. Under the Law, both of these appropriations generally require a resolution of the shareholders' meeting.

Under the Code, additional paid-in capital and legal earnings reserve were available for distribution by the resolution of the shareholders' meeting as long as the total amount of legal earnings reserve and additional paid-in capital remained equal to or exceeded 25% of common stock. Under the Law, all additional paid-in-capital and all legal earnings reserve may be transferred to surplus, which are available for dividends.

Cash dividends and bonuses to directors and corporate auditors resolved at the shareholders' meeting on June 27, 2006 as described below were in accordance with the Code.

The maximum amount that the Company can distribute as dividends is calculated based on the non-consolidated financial statements of the Company in accordance with Japanese law.

At the annual shareholders' meeting held on June 27, 2006, the shareholders resolved cash dividends and directors' and corporate auditors' bonuses amounting to ¥3,226 million (US$27,462 thousand) and ¥66 million (US$562 thousand), respectively. Such appropriations have not been accrued in the consolidated financial statements as of March 31, 2006. Such appropriations will be recognized in the period when they are resolved.

The new accounting standard for directors' and corporate auditors' bonuses (Accounting Standards Board Statement No. 4, "Accounting Standard for Directors' and Corporate Auditors' Bonuses", issued by the Accounting Standards Board of Japan on November 29, 2005) is effective for a semi-annual interim period of a fiscal year ending after April 30, 2006. As a result, even when shareholders approve payment of directors' and corporate auditors' bonuses for fiscal years ending after April 30, 2006, such bonuses may no longer be accounted for as appropriations of retained earnings. They must be accounted for as expenses.

14. Selling, General and Administrative Expenses

Selling, general and administrative expenses for the fiscal years 2006, 2005 and 2004, consisted of the following:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Transportation and packing expenses	¥ 16,184	¥ 15,316	¥ 14,004	$ 137,771
Advertisement expenses	45,823	47,884	53,257	390,083
Sales incentives	38,827	33,670	33,150	330,527
Salary and bonus	48,421	50,047	52,211	412,199
Research and development cost	45,809	52,042	56,405	389,963
Other	97,672	97,797	94,384	831,463
	¥292,736	¥296,756	¥303,411	$2,492,006

15. Impairment Loss on Property, Plant and Equipment

In the fiscal year ended March 31, 2006, the Company recorded an impairment loss with regard to the following asset groups.

Use	Location	Category
Manufacturing facility	United States	Structures, machinery and equipment
Assets for dealership business	Wakayama Prefecture and 3 other locations	Buildings and structures, machinery and equipment, and land
Real estate for lease business	Gunma Prefecture	Buildings
Underutilized real estate	Hokkaido and 3 other locations	Land, buildings and structures, and other

The operating properties for dealers are grouped by each company, and the leased property and unused property are grouped on a property by property basis, and the operating properties of a subsidiary in the United States are grouped by the product.

The impairment loss by each category of property, plant and equipment was as follows;

	Millions of yen	Thousands of U.S. dollars
	2006	2006
Buildings and structures	¥1,672	$14,233
Machinery and equipment	782	6,657
Land and other	1,610	13,706
Total	¥4,064	$34,596

16. Loss on Termination of Development Projects

In the fiscal year ended March 31, 2006, the company recorded a ¥7,094 million (US$60,390 thousand) loss on termination of development projects, which consisted of the following two components:

(1) A joint development project for new model vehicle

In light of the termination of the Strategic Alliance between the Company and General Motors (GM), the Company and GM agreed to terminate the joint development project for cross over vehicles with SAAB Automobile AB. As a result, the Company has recorded an other expense of ¥3,633 million (US$30,927 thousand) on the joint project costs already incurred. As the Company has since identified certain project asset to be used for another model development, the loss has been reduced by ¥1,980 million (US$16,855 thousand) compared to the amount recorded in the consolidated financial statements for the semi-annual period of the fiscal year 2006.

(2) New software system development project

The Company started to develop a software operating system which was expected to support its business processes from order entry to delivery. However, the Company has concluded that the new system would not be as cost effective as it was originally planned. As a result, the Company terminated the development project and has recorded an other expense of ¥3,461 million (US$29,463 thousand) from the termination.

17. Loss on Devaluation of Inventories at Aerospace Division

In the fiscal year 2005, the Company recorded a ¥8,122 million loss on devaluation of inventories, because the prospect for realization of the "Work in process" inventories of the Aerospace Division's certain project became uncertain due to a substantial delay in the progress of the project.

18. Loss on Discontinued Operations

The Company terminated the operations of Trailer, Train Parts, and other productions at Yusoki Kogyo K.K. in the fiscal year 2005. A loss on discontinued operation due to the termination of these operations was ¥3,467 million.

19. Loss on Compensation to Suppliers

In the fiscal year 2005, the Company recorded a ¥4,174 million loss on compensation to suppliers based on the anticipated compensation payments for suppliers' development costs which arose from the Company's partial rescheduling of a certain development plan in the Automotive Division.

20. Leases

(1) Information as lessee

As allowed under the Japanese accounting standards, the Company and consolidated subsidiaries in Japan account for finance leases, which do not transfer ownership of leased assets to lessees as stipulated in the lease contracts, as operating leases. The "as-if capitalized" pro forma information of such leases as of March 31, 2006 and 2005, was as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Machinery, equipment and vehicles	¥ 1,208	¥ 1,325	$ 10,284
Other tangible assets	2,284	2,137	19,443
Intangibles assets	35	33	298
	3,527	3,495	30,025
Accumulated depreciation/amortization	(1,586)	(1,506)	(13,502)
Net	¥ 1,941	¥ 1,989	$ 16,523

Pro forma information related to finance leases for the fiscal years 2006, 2005 and 2004 was as follows:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Rent paid	¥623	¥665	¥757	$5,303
Depreciation and amortization expenses	578	599	739	4,920
Interest expense portion	51	57	51	434

The future minimum lease/rent payments, excluding the portion of interest thereon, as of March 31, 2006 and 2005, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Finance leases:			
Due within one year	¥ 540	¥ 526	$ 4,597
Due after one year	1,491	1,574	12,693
	¥2,031	¥2,100	$17,290
Operating leases:			
Due within one year	¥ 834	¥ 694	$ 7,100
Due after one year	3,523	3,287	29,990
	¥4,357	¥3,981	$37,090

(2) Information as lessor

The carrying amounts of leased assets under finance leases as of March 31, 2006 and 2005, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Machinery, equipment and vehicles	¥ 22,541	¥ 22,595	$ 191,887
Other tangible assets	9,202	9,666	78,335
Intangible assets	1,970	1,535	16,770
	33,713	33,796	286,992
Accumulated depreciation and amortization	(17,879)	(16,458)	(152,200)
	¥ 15,834	¥ 17,338	$ 134,792

Information related to finance leases for the fiscal years 2006, 2005 and 2004, was as follows:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Rent received	¥9,357	¥9,417	¥8,882	$79,654
Depreciation and amortization expenses	7,109	7,187	6,438	60,518
Interest income portion	1,231	1,313	1,579	10,479

The future minimum lease/rent payments receivable, excluding the portion of interest thereon, as of March 31, 2006 and 2005, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Finance leases:			
Due within one year	¥ 6,966	¥ 6,989	$ 59,300
Due after one year	11,487	13,189	97,787
	¥18,453	¥20,178	$157,087

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Operating leases:			
Due within one year	¥ 4,904	¥ 4,097	$ 41,747
Due after one year	4,261	5,163	36,273
	¥ 9,165	¥ 9,260	$ 78,020

21. Contingent Liabilities

Contingent liabilities as of March 31, 2006 and 2005, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
As guarantor of third-party indebtedness from financial institutes	¥41,451	¥40,408	$352,865

22. Derivative Financial Instruments

In the normal course of business, the Company and consolidated subsidiaries employ derivative financial instruments, including foreign exchange forward contracts, foreign currency options and interest rate swaps, to manage their exposures to fluctuations in foreign currency exchange rates and interest rates. The Company and consolidated subsidiaries do not use derivatives for speculative or trading purposes.

The fair value information of derivative financial instruments as of March 31, 2006 and 2005, was as follows:

(1) Foreign currency contracts:

(a) As of March 31, 2006:

	Millions of yen			Thousands of U.S. dollars		
	Notional amount	Fair value	Valuation gain (loss)	Notional amount	Fair value	Valuation gain (loss)
Foreign exchange forward contracts:						
Sell —						
U.S. dollar	¥108,109	¥112,859	¥(4,750)	$920,312	$960,748	$(40,436)
Euro	5,911	6,083	(172)	50,319	51,783	(1,464)
Canadian dollar	10,041	10,375	(334)	85,477	88,320	(2,843)
Buy —						
U.S. dollar	20,374	20,333	(41)	173,440	173,091	(349)
Foreign currency options contracts:						
Sell —						
Call U.S. dollar	24,689			210,173		
	[207]	314	(107)	[1,762]	2,673	(911)
Call Euro	7,916			67,387		
	[48]	44	4	[409]	375	34
Call Canadian dollar	3,641			30,995		
	[34]	20	14	[289]	170	119
Buy —						
Put U.S. dollar	24,586			209,296		
	[207]	176	(31)	[1,762]	1,498	(264)
Put Euro	690			5,874		
	[48]	32	(16)	[409]	273	(136)
Put Canadian dollar	3,477			29,599		
	[34]	26	(8)	[289]	221	(68)

(b) As of March 31, 2005

	Millions of yen		
	Notional amount	Fair value	Valuation gain (loss)
Foreign exchange forward contracts:			
Sell —			
U.S. dollar	¥100,153	¥102,393	¥(2,240)
Euro	8,906	8,979	(73)
Canadian dollar	6,183	6,438	(255)
Buy —			
U.S. dollar	20,021	20,274	253
Foreign currency options contracts:			
Sell —			
Call U.S. dollar	26,843		
	[419]	841	(422)
Call Euro	690		
	[13]	7	6
Call Canadian dollar	855		
	[7]	28	(21)
Buy —			
Put U.S. dollar	21,626		
	[336]	133	(203)
Put Euro	675		
	[13]	1	(12)
Put Canadian dollar	855		
	[6]	2	(4)

Note: The amounts in [brackets] are the carrying amounts of the premium on the option contracts recorded as other current assets or liabilities.

(2) Interest rate contracts:

(a) As of March 31, 2006:
None

(b) As of March 31, 2005:
None

The method to determine the fair value is based on quotations obtained from financial institutions.

Derivative financial instruments that qualify as a hedge and are accounted for using the deferred hedge accounting method are excluded from the above table according to the disclosure requirements.

23. Segment Information

Information by business segment

The Company and consolidated subsidiaries operate principally in four business segments: automobiles, industrial products, aerospace and other business fields (including eco-related equipment).

A summary of net sales, operating income, assets, depreciation and amortization expenses and capital expenditures by business segment for the fiscal years 2006, 2005 and 2004, is shown below:

	Millions of yen			Thousands of U.S. dollars
Net sales:	2006	2005	2004	2006
Automobiles —				
Outside customers	¥1,329,161	¥1,319,603	¥1,316,951	$11,314,898
Inter-segment	3,688	4,069	3,847	31,395
Sub-total	1,332,849	1,323,672	1,320,798	11,346,293
Industrial products —				
Outside customers	52,436	46,814	42,257	446,378
Inter-segment	116	307	333	987
Sub-total	52,552	47,121	42,590	447,365
Aerospace —				
Outside customers	81,787	59,434	56,632	696,237
Inter-segment	35	40	218	298
Sub-total	81,822	59,474	56,850	696,535
Other —				
Outside customers	12,984	20,640	23,611	110,531
Inter-segment	2,518	2,994	3,284	21,435
Sub-total	15,502	23,634	26,895	131,966
Total	1,482,725	1,453,901	1,447,133	12,622,159
Corporate and elimination	(6,357)	(7,410)	(7,682)	(54,116)
Consolidated total	¥1,476,368	¥1,446,491	¥1,439,451	$12,568,043

	Millions of yen			Thousands of U.S. dollars
Segment income or loss:	2006	2005	2004	2006
Operating income (loss):				
Automobiles	¥51,559	¥40,942	¥52,114	$438,912
Industrial products	2,038	849	(299)	17,349
Aerospace	2,795	195	(327)	23,794
Other	1,231	(590)	(1,482)	10,479
Total	57,623	41,396	50,006	490,534
Corporate and elimination	716	621	318	6,095
Consolidated total	¥58,339	¥42,017	¥50,324	$496,629

	Millions of yen			Thousands of U.S. dollars
Assets:	2006	2005	2004	2006
Total assets:				
Automobiles	¥1,110,445	¥1,136,372	¥1,139,138	$ 9,453,009
Industrial products	56,621	57,611	57,432	482,004
Aerospace	147,557	127,548	109,684	1,256,125
Other	68,435	74,449	76,695	582,574
Total	1,383,058	1,395,980	1,382,949	11,773,712
Corporate and elimination	(34,658)	(38,521)	(33,222)	(295,037)
Consolidated total	¥1,348,400	¥1,357,459	¥1,349,727	$11,478,675

Other significant items:	2006 (Millions of yen)	2005 (Millions of yen)	2004 (Millions of yen)	2006 (Thousands of U.S. dollars)
Depreciation and amortization expenses:				
Automobiles	¥ 74,431	¥ 64,630	¥ 65,486	$ 633,617
Industrial products	1,795	1,999	2,115	15,281
Aerospace	1,941	1,912	1,712	16,523
Other	1,906	2,469	1,799	16,225
Total	80,073	71,010	71,112	681,646
Corporate and elimination	—	—	—	—
Consolidated total	¥ 80,073	¥ 71,010	¥ 71,112	$ 681,646
Impairment loss on property, plant and equipment				
Automobiles	¥ 3,968	—	—	$ 33,779
Industrial products	—	—	—	—
Aerospace	—	—	—	—
Other	96	—	—	817
Total	4,064	—	—	34,596
Corporate and elimination	—	—	—	—
Consolidated total	¥ 4,064	—	—	$ 34,596
Capital expenditures for segment assets:				
Automobiles	¥109,955	¥135,972	¥118,591	$ 936,026
Industrial products	1,195	1,013	852	10,173
Aerospace	7,605	2,614	2,893	64,740
Other	534	8,160	5,690	4,546
Total	119,289	147,759	128,026	1,015,485
Corporate and elimination	—	—	—	—
Consolidated total	¥119,289	¥147,759	¥128,026	$1,015,485

Notes: 1. Definition of business segments
Business segments are defined based on their product line and market.
2. Main products by each business segment
Business segments' main products:

Automobiles	Legacy, Impreza, Forester, B9Tribeca, R1, R2, Pleo, Samber
Industrial products	Robin engines, power generators, pumps
Aerospace	Aircraft, parts of space-related devices
Other	Garbage collection vehicles, specialized vehicles, real estate lease

3. All operating costs and expenses are allocated to each business segment.
4. All figures in corporate and elimination represent elimination.
5. "Houses" are excluded from main products of "Other segment" as a result of transfer of the business to a non-consolidated subsidiary, which is accounted for by the equity method, on April 1, 2004.
6. Changes in accounting policies

(Fiscal 2004)
Revenue recognition
The Company changed its revenue recognition policy for the Aerospace Division's production contracts with production terms exceeding one year and the amount of each contract exceeding ¥5,000 million, from the completed-contract basis to the percentage-of-completion method beginning in the fiscal year 2004. As a result of the change, in the Aerospace segment, net sales increased by ¥4,013 million and operating income increased by ¥231 million in the fiscal year 2004 as compared with the amounts resulting from application of the previous policy.

(Fiscal 2005)
Method of hedge accounting
As stated in "Summary of Significant Accounting Policies," the Company discontinued applying the hedge accounting for is foreign currency contract in the fiscal year 2005. As a result of this change, net sales and operating income increased by ¥133 million in the Automobiles segment and ¥8 million in the Industrial products segment in the fiscal year 2005 as compared with the amounts resulting from application of the previous hedge accounting policy.

(Fiscal 2006)
Impairment loss on property, plant and equipment
The Company and domestic consolidated subsidiaries adopted the accounting standards for impairment of fixed assets in the fiscal year 2006. As a result of this change, the assets of the Automobiles segment decreased by ¥3,167 million (US$26,960 thousand) and the assets of the Other segment decreased by ¥96 million (US$817 thousand) in the fiscal year 2006.

7. Introduction of Corporation Size-Based Enterprise Tax System
As stated in "Summary of Significant Accounting Policies," the Corporation Size-Based Enterprise Tax System for the enterprise taxes was introduced in the fiscal year 2005. As a result, operating expense increased by ¥881 million in the Automobiles segment, ¥46 million in the Industrial products segment, ¥61 million in the Aerospace segment and ¥21 million in the Other segment, and operating income for the respective segments decreased by the same amounts in the fiscal year 2005.

Information by geographic area

A summary of net sales, operating income and assets by geographic area for the fiscal years 2006, 2005 and 2004 is shown below:

	Millions of yen			Thousands of U.S. dollars
Net sales:	2006	2005	2004	2006
Japan —				
Outside customers	¥ 888,117	¥ 886,793	¥ 840,330	$ 7,560,373
Inter-segment	257,456	241,860	263,260	2,191,674
Sub-total	1,145,573	1,128,653	1,103,590	9,752,047
North America —				
Outside customers	572,412	544,753	590,271	4,872,836
Inter-segment	2,298	2,027	1,692	19,562
Sub-total	574,710	546,780	591,963	4,892,398
Other —				
Outside customers	15,839	14,945	8,850	134,834
Inter-segment	313	391	344	2,665
Sub-total	16,152	15,336	9,194	137,499
Total	1,736,435	1,690,769	1,704,747	14,781,944
Corporate and elimination	(260,067)	(244,278)	(265,296)	(2,213,901)
Consolidated total	¥1,476,368	¥1,446,491	¥1,439,451	$12,568,043

	Millions of yen			Thousands of U.S. dollars
Segment income or loss:	2006	2005	2004	2006
Operating income:				
Japan	¥56,989	¥40,517	¥37,670	$485,137
North America	1,970	(6,678)	1,071	16,770
Other	309	367	259	2,630
Total	59,268	34,206	39,000	504,537
Corporate and elimination	(929)	7,811	11,324	(7,908)
Consolidated total	¥58,339	¥42,017	¥50,324	$496,629

Assets:	2006	2005	2004	Thousands of U.S. dollars 2006
	Millions of yen			
Assets:				
Japan	¥1,006,951	¥1,080,303	¥1,077,341	$ 8,571,984
North America	368,541	307,858	309,842	3,137,320
Other	2,716	2,439	2,102	23,121
Total	1,378,208	1,390,600	1,389,285	11,732,425
Corporate and elimination	(29,808)	(33,141)	(39,558)	(253,750)
Consolidated total	¥1,348,400	¥1,357,459	¥1,349,727	$11,478,675

Notes: 1. Geographic areas are based on geographical proximity.
2. Principal countries or districts in each geographic area:
North America: United States and Canada
Other: Europe
3. All operating costs and expenses are allocated to each segment.
4. All figures in corporate and elimination represent elimination.
5. Changes in accounting policies
(Fiscal 2004)
Revenue recognition
The Company changed its revenue recognition policy for the Aerospace Division's production contracts with production terms exceeding one year and the amount of each contract exceeding ¥5,000 million, from the completed-contract basis to the percentage-of-completion method beginning in the fiscal year 2004. As a result of the change, in the Japan segment, net sales increased by ¥4,013 million and operating income increased by ¥231 million in the fiscal year 2004 as compared with the amounts resulting from application of the previous policy.
(Fiscal 2005)
Method of hedge accounting
As stated in "Summary of Significant Accounting Policies," the Company discontinued applying the hedge accounting for its foreign currency contracts in the fiscal year 2005. As a result of this change, net sales and operating income increased by ¥141 million in the Japan segment in the fiscal year 2005 as compared with the amounts resulting from application of the previous hedge accounting policy.
(Fiscal 2006)
Impairment loss on property, plant and equipment
The Company and domestic consolidated subsidiaries adopted the accounting standards for impairment of fixed assets in the fiscal year 2006. As a result of this change, the assets of the Japan segment decreased by ¥3,263 million (US$27,777 thousand).
6. Introduction of Corporation Size-Based Enterprise Tax System
As stated in "Summary of Significant Accounting Policies," the Corporation Size-Based Enterprise Tax System for the enterprise taxes was introduced in the fiscal year 2005. As a result, operating expense increased by ¥1,009 million in the Japan segment and operating income in the Japan segment decreased by the same amount in the fiscal year 2005.

Overseas sales

Overseas sales for the years ended March 31, 2006, 2005 and 2004, are summarized as follows:

	2006		2005		2004		Thousands of U.S. dollars 2006
	Millions of yen						
Overseas sales:							
North America	¥ 616,437	41.8%	¥ 593,249	41.0%	¥ 624,372	43.4%	$ 5,247,612
Europe	128,777	8.7	117,826	8.2	101,049	7.0	1,096,255
Other	127,016	8.6	108,357	7.5	86,113	6.0	1,081,263
Total	¥ 872,230	59.1%	¥ 819,432	56.7%	¥ 811,534	56.4%	$ 7,425,130
Consolidated net sales	¥1,476,368	100.0%	¥1,446,491	100.0%	¥1,439,451	100.0%	$12,568,043

Notes: 1. Geographic areas are based on geographical proximity.
2. Principal countries or districts in each geographic area:
North America: United States and Canada
Europe: Germany, Switzerland and England
Other: Australia
3. Overseas sales are sales outside of Japan by the Company and consolidated subsidiaries.
4. Changes in accounting policies
(Fiscal 2004)
None
(Fiscal 2005)
Method of hedge accounting
As stated in "Summary of Significant Accounting Policies," the Company discontinued applying the hedge accounting for its foreign currency contracts in the fiscal year 2005. As a result of this change, net sales increased by ¥56 million in North America and ¥85 million in Europe as compared with the amounts resulting from application of the previous hedge accounting policy.
(Fiscal 2006)
None

24. Subsequent Events

The share exchange to make Fuji Machinery Co., Ltd. a wholly owned subsidiary

Fuji Machinery Co., Ltd., a consolidated subsidiary, accounts for approximately 90% of its sales to Fuji Heavy Industries Ltd. (the Company). In order to enhance group management, the Company, at its Board of Directors' meeting on May 9, 2006, approved a share exchange (under the simplified share exchange provisions), in which Fuji Machinery Co., Ltd. will become a wholly owned subsidiary, and it executed the share exchange agreement with Fuji Machinery Co., Ltd.

1. Principal terms and conditions of the share exchange

(1) Timetable

May 9, 2006: Board of Directors' approval of the share exchange agreement
Execution of the share exchange agreement

June 28, 2006: General meeting of the shareholders of Fuji Machinery Co., Ltd. to vote on the proposed share exchange

October 1, 2006: Closing date of the share exchange (Deadline to submit stock certificate)

The Company will conduct this share exchange in accordance with the simplified share exchange provisions in Article 796 of the Corporate Law, without seeking the approval at a shareholders' meeting.

(2) Share exchange ratio

	The company (Future 100% parent company)	Fuji Machinery Co., Ltd. (Future wholly-owned subsidiary)
Share exchange ratio	1	0.52

Note: Basis of determining the share exchange ratio
The Company and Fuji Machinery Co., Ltd. individually engaged third party appraisers to analyze the exchange ratio. The analysis was performed based on the market stock prices, the comparable-company comparisons, and the discounted cash flows. The Company and Fuji Machinery Co., Ltd. have agreed to the above ratio, taking into consideration the results of such third party appraisals and certain other factors.

(3) Share transfer payment in connection with the share exchange
No share transfer payment will be paid in connection with the share exchange.

2. Operations following the closing of the share exchange

(1) Company name, nature of business, management, and location of the head office
There will be no change as a result of the share exchange.

(2) Common stock of the Company
There will be no change in the amount of common stock of the Company because the Company intends to re-issue its treasury stock for all the shares to be exchanged.

(3) Effect on the results of the Company's operation
The Company expects the share exchange will have no material effect on its results of operations.

Independent Auditors' Report

To the Board of Directors of
FUJI HEAVY INDUSTRIES LTD.

We have audited the accompanying consolidated balance sheets of FUJI HEAVY INDUSTRIES LTD. ("the Company") and consolidated subsidiaries as of March 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2006, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of March 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2006, in conformity with accounting principles generally accepted in Japan.

Without qualifying our opinion, we draw attention to the following.

(1) As discussed in Note 2 to the consolidated financial statements, the Company adopted the new accounting standard for impairment of fixed assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and the implementation guidance for the accounting standard for impairment of fixed assets (the Financial Accounting Standard Implementation Guidance No.6 issued by the Accounting Standards Board of Japan on October 31, 2003) in fiscal year 2006.

(2) As discussed in Note 2 to the consolidated financial statements, the Company and consolidated domestic subsidiaries stopped applying the hedge accounting for foreign exchange contracts in fiscal year 2005.

(3) As discussed in Note 2 to the consolidated financial statements, the Company changed the method of the revenue recognition policy for Aerospace Division's production contracts in fiscal year 2004.

(4) As discussed in Note 24 to the consolidated financial statements, the Company executed a share exchange agreement with Fuji Machinery Co., Ltd. on May 9, 2006.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2006 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1 to the consolidated financial statements.

KPMG AZSA & Co.

Tokyo, Japan
June 27, 2006

Consolidated Subsidiaries and Affiliates

(As of March 31, 2006)

JAPAN

Fuji Robin Industries Ltd. (58.1%)
Manufacture, service, and sales of agricultural/forestry equipment, engines, fire pumps, and related parts
http://www5.mediagalaxy.co.jp/fujirobin/

Fuji Machinery Co., Ltd. (69.5%)
Manufacture and sales of automobile parts and industrial product parts
http://www.fuji-machinery.co.jp/

Ichitan Co., Ltd. (51.0%)
Manufacture and sales of forged automobile/industrial product parts
http://www.ichitan.co.jp

Kiryu Industrial Co., Ltd. (97.5%)
Manufacture of Subaru specially equipped automobiles and distribution of Subaru automobile parts
http://www.kiryu-kougyo.co.jp/

Subaru Kosan Co., Ltd. (100.0%)
Sales and leasing of real estate and travel agency operations

Subaru UI Co., Ltd. (100.0%)
Refurbishment, distribution, and sales of used Subaru automobiles
http://www.subaru-ui.jp/

FICS Corporation (100.0%)
Distribution and service of Volvo automobiles

Subaru Finance Co., Ltd. (100.0%)
Leasing and rental of Subaru automobiles and equipment and credit, financing, accounting service, and sales of insurance
http://www.subaru-finance.co.jp/contents.htm

Yusoki Kogyo K.K. (100.0%)
Manufacture and sales of parts for aerospace
http://www.yusoki.co.jp/

<As of April 1, 2006>
TOKYO SUBARU INC. (100.0%)
and 33 other dealerships
Distribution, sales, and services of Subaru automobiles
http://www.tokyo-subaru.co.jp/

OVERSEAS

Subaru of America, Inc. (100.0%) and 10 subsidiaries
Subaru Plaza, 2235 Route 70 West, Cherry Hill, NJ 08002, U.S.A.
Phone: +1-856-488-8500
Fax: +1-856-488-3137
Distribution and sales of Subaru automobiles and parts
http://www.subaru.com/

Fuji Heavy Industries U.S.A., Inc. (100.0%) and one subsidiary
c/o Subaru of America, Inc.
Subaru Plaza, 2235 Route 70 West, Cherry Hill, NJ 08002, U.S.A.
Phone: +1-856-488-8743
Fax: +1-856-488-8517
Distribution and sales of Subaru automobiles and parts to foreign countries

Subaru Research & Development, Inc.
3995 Research Park Drive, Ann Arbor, MI 48108, U.S.A.
Phone: +1-734-623-0075
Fax: +1-734-623-0076
Research and development of automobiles

Subaru of Indiana Automotive, Inc. (100.0%) and one subsidiary
5500 State Road 38 East, Lafayette, IN 47905, U.S.A.
Phone: +1-765-449-1111
FAX: +1-765-449-6952
Manufacture of Subaru automobiles
http://www.subaru-sia.com/

Subaru Canada, Inc. (100.0%) and one subsidiary
560 Suffolk Court Mississauga, Ontario L5R 4J7, Canada
Phone: +1-905-568-4959
Fax: +1-905-568-8087
Distribution and sales of Subaru automobiles and parts
http://www.subaru.ca/

Subaru Europe N.V./S.A. (100.0%)
Leuvensesteenweg 555 B/8, 1930 Zaventem, Belgium
Phone: +32-2-714-0400
Fax: +32-2-725-7792
Distribution, sales and marketing of automobiles, parts and accessories

<As of June 1, 2006>
Subaru of China, Inc. (100.0%)
Beijing Landmark Towers Office Building 2-1506, 8 North Dongsanhuan Road, Chaoyang District, Beijing 100004, China
Tel: +86-10-6590-0725
Fax: +86-10-6590-0729

Subaru of Taiwan Co., Ltd. (80.0%)
8F-1, No.100, Sec. 2, Chung Hsiao E. Rd., Taipei, Taiwan
Phone: +886-2-8866-6630
FAX: +886-2-2832-4021
http://www.subaru-sot.com.tw/

Robin Manufacturing U.S.A., Inc. (60.0%)
1201 Industrial Road, Hudson, WI 54016, U.S.A.
Phone: +1-715-381-5902
Fax: +1-715-381-5901
Manufacture and sales of general-purpose, four-wheel buggy and golf cart engines

Investor Information

(As of March 31, 2006)

Head Office
Subaru Building, 7-2, Nishi-Shinjuku 1-chome, Shinjuku-ku, Tokyo 160-8316, Japan
Phone: +81-3-3347-2111
Fax: +81-3-3347-2338

Investor Relations Office
Subaru Building, 7-2, Nishi-shinjuku 1-chome, Shinjuku-ku, Tokyo 160-8316, Japan
Phone: +81-3-3347-2655
Fax: +81-3-3347-2295

Established
July 15, 1953

Paid-in Capital
¥153,795 million

Number of Shareholders
57,494

Number of Common Stock Issued
782,865,873

Domestic Manufacturing Division
Gunma Manufacturing Division (Automobiles Division)
Utsunomiya Manufacturing Division (Aerospace Division and Eco Technologies Division)
Saitama Manufacturing Division (Industrial Products Division)

Major Shareholders
Toyota Motor Corporation
Fuji Heavy Industries Ltd.
Japan Trustee Services Bank, Ltd. (Trust Account)
The Master Trust Bank of Japan, Ltd. (Trust Account)
The Chase Manhattan Bank, N.A. London
Depositary Nominees Inc.
Northern Trust Company (AVFC) Sub-account American Client
Nippon Life Insurance Company
Suzuki Motor Corporation
Mizuho Corporate Bank, Ltd.

Stock Listings
Tokyo Stock Exchange

Transfer Agent
Mizuho Trust & Banking Co., Ltd.
2-1 Yaesu 1-chome, Chuo-ku, Tokyo 103-8670, Japan

Web Site Address
http://ir.fhi.co.jp/english/

Quarterly Common Stock Price Range (Tokyo Stock Exchange)


(Yen)
1,200
1,000
800
600
400
200
0

FY	2002	2003	2004	2005	2006
High	¥944	¥712	¥668	¥627	¥704
Low	471	362	414	462	437


STELLA



Subaru introduced the Stella, all-new minicar for the Japanese market, in June 2006.



FUJI HEAVY INDUSTRIES LTD.

Subaru Building, 7-2, Nishi-Shinjuku 1 chome,
Shinjuku-ku, Tokyo 160-8316, Japan

http://ir.fhi.co.jp/english/


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